Filed Pursuant to Rule 433 of the Act

Registration No. 333-251660

November 26, 2021

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States or in any jurisdiction where the offer or sale is not permitted.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of DIRTT Environmental Solutions Ltd. at 7303 – 30 Street S.E., Calgary, Alberta, T2C 1N6, Telephone (403) 723-5000 and are also available electronically at www.sedar.com.

New Issue	November 26, 2021

SHORT FORM PROSPECTUS

$35,000,000

6.25% Convertible Unsecured Subordinated Debentures

Price: $1,000 per Debenture

DIRTT Environmental Solutions Ltd. (the “Company”, “DIRTT”, “we”, “us” or “our”) is issuing $35,000,000 aggregate principal amount of 6.25% convertible unsecured subordinated debentures (the “Debentures”) in Canada and the United States. We are hereby qualifying pursuant to this short form prospectus the distribution (the “Canadian Offering”) of $35,000,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture. The Debentures are to be issued under the Indenture (as defined herein).

The Debentures will bear interest at a rate of 6.25% per annum payable semi-annually in arrears, on June 30 and December 31 in each year commencing on June 30, 2022 (each an “Interest Payment Date”) and continuing up to but excluding the Maturity Date (as defined herein). The first interest payment will represent interest accrued for the period from the Closing Date up to but excluding June 30, 2022. The maturity date of the Debentures will be December 31, 2026 (the “Maturity Date”). See “Description of Debentures – General”.

Debenture Conversion Privilege

Each Debenture will be convertible into fully paid and non-assessable freely tradeable common shares (“Common Shares”) in the capital of the Company at the option of the holder thereof at any time prior to 4:30 p.m. (Calgary time) on the earlier of: (i) the last Business Day (as defined herein) immediately preceding the Maturity Date; (ii) the last Business Day immediately preceding any Redemption Date (as defined herein); and (iii) in connection with a Change of Control (as defined herein) in certain circumstances (see “Description of Debentures – Make Whole Change of Control”), on the last Business Day immediately preceding the payment date as set out in the Indenture, in each case, at the conversion price of $4.20 per Common Share (the “Conversion Price”), representing a conversion rate of approximately 238.0952 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the Indenture. If a holder elects to convert its Debentures in connection with a Change of Control that occurs on or prior to the Maturity Date, in certain circumstances the holder will be entitled to receive additional Common Shares as a Make Whole Premium (as defined herein) on conversion. See “Description of Debentures – Make Whole Change of Control”. Upon conversion of any Debentures, the holder thereof will receive accrued and unpaid interest thereon in cash, if any, for the period from, and including, the last Interest Payment Date up to but excluding the date of conversion. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price, are set out under “Description of Debentures – Conversion Privilege”.

The Debentures will not be redeemable by us before December 31, 2024, except in certain limited circumstances following a Change of Control. See “Description of Debentures – Repurchase upon a Change of Control”. On and after December 31, 2024 and prior to December 31, 2025, provided that the Current Market Price (as defined herein) at the time at which notice of redemption is given is at least 125% of the Conversion Price, the Debentures may be redeemed by us, in whole or in part from time to time, at our option on not more than 60 days’ and not less than 30 days’ prior written notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption (the “Redemption Date”) (collectively, the “Redemption Price”). On and after December 31, 2025 and prior to the Maturity Date, the Debentures may be redeemed by us, in whole or in part from time to time, at our option on not more than 60 days’ and not less than 30 days’ prior written notice, at the Redemption Price.

On any Redemption Date or on the Maturity Date, as applicable, we may, at our option, on not more than 60 days’ and not less than 30 days’ prior written notice and subject to regulatory approval, provided that no Event of Default (as defined herein) has occurred and is continuing, and subject to the satisfaction or waiver of all other conditions specified in the Indenture, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which will mature, together with all accrued and unpaid interest thereon, by issuing and delivering freely tradeable Common Shares to the holders of the Debentures. Payment for Debentures subject to such election would be satisfied by issuing and delivering to the holders of such Debentures such number of freely tradeable Common Shares as is obtained by dividing the principal amount of the Debentures subject to the election, together with all accrued and unpaid interest thereon, by 95% of the Current Market Price in effect on the Redemption Date or Maturity Date, as applicable. Further particulars of the redemption, repurchase and maturity provisions of the Debentures are set out under “Description of Debentures – Redemption and Purchase” and “Description of Debentures – Payment upon Redemption or Maturity”.

	Price to the Public	Underwriters’ Fee (1)	Net Proceeds (2)(3)
Per Debenture	$1,000	$40	$960
Total	$35,000,000	$1,400,000	$33,600,000

Notes:

(1)

Pursuant to the terms of the Underwriting Agreement (as defined herein), we have agreed to pay to the Underwriters (as defined herein) a fee equal to 4% of the gross proceeds of the Offering. The Underwriters’ Fee (as defined herein) is payable in full upon the closing of the Offering. See “Description of Debentures” and “Plan of Distribution”.

(2)	Before deducting expenses of the Offering, estimated to be $700,000 (exclusive of applicable taxes).
(3)

We have granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 5,250 Debentures at a price of $1,000 per Debenture, exercisable, at any time and from time to time, in whole or in part, commencing on the Closing Date and ending on the date that is 30 days following the Closing Date, to cover over-allotments, if any, or for market stabilization purposes. A purchaser who acquires Debentures, forming part of the Underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total gross proceeds of the Offering, the Underwriters’ Fee and the net proceeds to us (before deducting expenses of the Offering) will be $40.3 million, $1.6 million and $38.6 million, respectively. This short form prospectus also qualifies the distribution of the Over-Allotment Option granted to the Underwriters and the Debentures issuable upon exercise of the Over-Allotment Option granted to the Underwriters. See “Plan of Distribution” and the table below.

The following sets forth the number of Debentures that may be issued by us pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum number of securities available	Exercise period	Exercise price
Over-Allotment Option	$5,250,000 principal amount of Debentures	Exercisable up to 30 days following the Closing Date	$1,000 per Debenture

The Debentures are being offered pursuant to an underwriting agreement dated November 19, 2021 (the “Underwriting Agreement”) among the Company, and National Bank Financial Inc., Craig-Hallum Capital Group LLC, Raymond James Ltd. and Paradigm Capital Inc. (collectively, the “Underwriters”). The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters relating to Canadian law on our behalf by Bennett Jones LLP, Calgary, Alberta and on behalf of the Underwriters by Goodmans LLP, Toronto, Ontario, and certain legal matters relating to United States law on our behalf by Vinson & Elkins L.L.P., Dallas, Texas, and on behalf of the Underwriters by Dorsey & Whitney LLP, Toronto, Ontario. Except as described below, each of the Underwriters will offer the Debentures for sale in Canada either directly or through their respective broker-dealer affiliates or agents registered in Canada. Craig-Hallum Capital Group LLC is not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell the Debentures outside of Canada. The terms of the Offering were determined by negotiation between the Company and the Underwriters. See “Plan of Distribution”.

We intend to use a portion of the net proceeds of the Offering, together with cash reserves on hand, to fund our anticipated 2022 capital expenditure program of approximately US$7.0 million, comprised of approximately US$2.5 million related to refreshes of DIRTT Experience Centers, continued enhancement of the Company’s customer relationship management system and website redesign, approximately US$2.5 million on software development and approximately US$2.0 million on manufacturing and other capital upgrades. The remaining net proceeds of the Offering are expected to be used, initially, to support the continued funding of the Company’s manufacturing and commercial activities as the COVID-19 (as defined herein) pandemic recovery occurs, and to provide incremental liquidity to support the Company’s operations and growth objectives. See “Forward-Looking Statements”, “Use of Proceeds”, “Capitalization” and “Risk Factors”.

Our issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “DRT” and on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “DRTT”. On the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares listed on the TSX on November 25, 2021 and on the Nasdaq on November 24, 2021 was $3.05 and US$2.48, respectively. DIRTT has received conditional approval to list the Debentures (including the Debentures issuable pursuant to the Over-Allotment Option) and the Common Shares issuable on the conversion, redemption and maturity of the Debentures (including the Common Shares issuable as a Make Whole Premium on conversion in certain circumstances) or otherwise issuable pursuant to the Indenture (collectively, the “Offered Securities”) on the TSX. Listing of the Offered Securities on the TSX will be subject to our fulfillment of all the listing requirements of the TSX on or before February 11, 2022. We have given notice to the Nasdaq to list the Common Shares issuable on conversion, redemption and maturity of the Debentures or otherwise issuable pursuant to the Indenture. See “Risk Factors”.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices and the liquidity of the Debentures, and the extent of issuer regulation. See “Risk Factors” on page 37

The Debentures are being concurrently conditionally offered in Canada and in the United States pursuant to and in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”. The Company has filed a registration statement on Form S-3 (File No. 333-251660) (the “U.S. Registration Statement”) and a preliminary prospectus supplement with respect to the Offering to which this short form prospectus relates with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Debentures will be offered by the Underwriters, either directly or through their respective broker-dealer affiliates or agents registered in the United States (the “U.S. Offering” and, together with the Canadian Offering, the “Offering”) under the U.S. preliminary prospectus supplement dated November 19, 2021 to the prospectus dated January 6, 2021 contained in the U.S. Registration Statement (together, the “U.S. Prospectus”). The U.S. Prospectus contains important information relating to the Debentures described in this short form prospectus. Before you invest, you should read the U.S. Prospectus and other documents the Company has filed and will file with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the U.S. Prospectus if you request it by contacting National Bank Financial Inc. by phone at (416) 869-6534 or email at ECM-Origination@nbc.ca.

Neither the SEC nor any United States state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this short form prospectus. Any representation to the contrary is a criminal offense.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Canadian Offering and the U.S. Offering will take place concurrently and is anticipated to occur on or about December 1, 2021 or such other date as may be agreed upon by us and the Underwriters (the “Closing Date”), but in any event not later than 42 days after the date of the receipt for this short form prospectus. Except in certain limited circumstances: (i) the Offered Securities will be registered and represented electronically through the non-certificated inventory of CDS Clearing and Depository Services Inc. (“CDS”); (ii) subject to certain exceptions, no certificates evidencing the Offered Securities will be issued; and (iii) purchasers of Debentures will receive only a customer confirmation or statement from an Underwriter or other registered dealer who is a Participant (as defined herein) and from or through whom a beneficial interest in the Debentures is purchased. See “Description of Debentures”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail on the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Debentures initially at the offering price specified herein. After a reasonable effort has been made to sell all of the Debentures at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the proceeds received by us. See “Plan of Distribution”.

Our earnings coverage ratios for the twelve months ended December 31, 2020 and the twelve months ended September 30, 2021 are less than 1.00 times our interest requirements for such periods. See “Earnings Coverage” in this short form prospectus.

An investment in the Debentures is speculative and involves a high degree of risk. The risk factors identified under the headings “Risk Factors” in the Annual Report (as defined herein) and in this short form prospectus and “Forward-Looking Statements” in this short form prospectus should be carefully reviewed and evaluated by prospective purchasers before purchasing any Debentures. An investment in the Debentures is suitable for only those investors who are willing to risk a loss of their entire investment.

DIRTT’s head office is located at 7303 – 30 Street S.E., Calgary, Alberta, T2C 1N6, and its telephone number at that address is (403) 723-5000. DIRTT’s registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS SHORT FORM PROSPECTUS

You should rely only on the information contained or incorporated by reference in this short form prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that only the information appearing in this short form prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada that is incorporated by reference in this short form prospectus, is accurate as of the respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless specifically referred to below under “Documents Incorporated by Reference”, any information or documents on, or linked to our website, even if referred to in a document incorporated by reference, do not constitute part of this short form prospectus.

We are not, and the Underwriters are not, making an offer to sell the Debentures in any jurisdiction where the offer or sale is not permitted.

The consolidated financial statements incorporated by reference in this short form prospectus are prepared in accordance with generally accepted accounting principles in the United States (“GAAP” or “U.S. GAAP”). GAAP differs from the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. Therefore, the consolidated financial statements incorporated by reference in this short form prospectus may not be comparable to financial statements prepared in accordance with IFRS.

SELECTED DEFINITIONS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

“allowable capital loss” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Annual Financial Statements” has the meaning attributed thereto under “Documents Incorporated by Reference”;

“Annual MD&A” has the meaning attributed thereto under “Documents Incorporated by Reference”;

“Annual Report” has the meaning attributed thereto under “Documents Incorporated by Reference”;

“Base Indenture” has the meaning attributed thereto under “Details of the Offering”;

“Beneficial Owner” has the meaning attributed thereto under “Description of Debentures – Non-Certificated Issue”;

“Board” has the meaning attributed thereto under “Description of Debentures – Description of Common Shares”;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Calgary, Alberta or Toronto, Ontario;

“Canada-US Tax Treaty” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on Common Shares”;

“Canadian Offering” has the meaning attributed thereto on the cover page hereto and, where the context requires, includes the Over-Allotment Option granted to the Underwriters and the Debentures issuable pursuant to the exercise of the Over-Allotment Option granted to the Underwriters;

“Canadian Trustee” has the meaning attributed thereto under “Details of the Offering”;

“CDS” means CDS Clearing and Depository Services Inc.;

“Change of Control” has the meaning attributed thereto under “Description of Debentures – Repurchase Upon a Change of Control”;

“Change of Control Price” has the meaning attributed thereto under “Description of Debentures – Make Whole Change of Control”;

“Closing Date” has the meaning attributed thereto on the cover page hereto;

“Common Share Interest Payment Election” has the meaning attributed thereto under “Description of Debentures – Interest Payment Election”;

“Common Shares” means common shares in the capital of the Company;

“Conversion Price” means $4.20 per Common Share, subject to adjustment in accordance with the Indenture;

“COVID-19” has the meaning attributed thereto under “Forward-Looking Statements”;

“CRA” means the Canada Revenue Agency, or any successor agency thereto;

“Current Market Price” has the meaning attributed thereto under “Description of Debentures – Conversion Privilege”;

“Debenture Certificates” has the meaning attributed thereto under the heading “Description of Debentures – Non-Certificated Issue”;

“Debenture Offer” has the meaning attributed thereto under “Description of Debentures – Repurchase Upon a Change of Control”;

“Debentures” has the meaning attributed thereto on the cover page hereto;

“DIRTT” or the “Company” means DIRTT Environmental Solutions Ltd.;

“Distribution Partners” has the meaning attributed thereto under the heading “DIRTT Environmental Solutions Ltd.”

“DPSP” has the meaning attributed thereto under “Eligibility for Investment”;

“DSUs” means deferred share units granted to our non-employee directors under our Deferred Share Unit Plan for Non-Employee Directors;

“Effective Date” has the meaning attributed thereto under “Description of Debentures – Make Whole Change of Control”;

“Event of Default” has the meaning attributed thereto under “Description of Debentures – Events of Default”;

“Excess” has the meaning attributed thereto under “Risks Relating to our Debentures and Common Shares – Interest on the Debentures may be subject to Canadian withholding tax”;

“Exchange Act” has the meaning attributed thereto under “Forward-Looking Statements”;

“forward-looking statements” has the meaning attributed thereto under “Forward-Looking Statements”;

“GAAP” or “U.S. GAAP” has the meaning attributed thereto under “Important Notice About Information in this Short Form Prospectus”;

“Holder” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations”;

“ICE” or “ICE Software” has the meaning ascribed thereto under the heading “DIRTT Environmental Solutions Ltd.”;

“IFRS” has the meaning attributed thereto under “Important Notice About Information in this Short Form Prospectus”;

“Indenture” has the meaning attributed thereto under “Details of the Offering”;

“Interest Obligation” means our obligation to pay interest on the Debentures in accordance with the Indenture;

“Interest Payment Date” has the meaning attributed thereto on the cover page hereto;

“Interim Financial Statements” has the meaning attributed thereto under “Documents Incorporated by Reference”;

“Interim MD&A” has the meaning attributed thereto under “Documents Incorporated by Reference”;

“January 2021 Debentures” has the meaning attributed thereto under “Capitalization”;

“Leasing Facilities” has the meaning attributed thereto under “Capitalization”;

“Long-Term Incentive Plan” means our Long-Term Incentive Plan;

“Make Whole Premium” has the meaning attributed thereto under “Description of Debentures – Make Whole Change of Control”;

“Maturity Date” has the meaning attributed thereto on the cover page hereto;

“Nasdaq” has the meaning attributed thereto on the cover page hereto;

“NBF” means National Bank Financial Inc.;

“Non-Resident Holder” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Offering” has the meaning attributed thereto on the cover page hereto and, where the context requires, includes the Over-Allotment Option and the Debentures issuable pursuant to the exercise of the Over-Allotment Option;

“Offer Price” has the meaning attributed thereto under “Description of Debentures – Repurchase upon a Change of Control”;

“Offered Securities” has the meaning attributed thereto on the cover page hereto;

“Option” means an option to purchase Common Shares granted under our Amended and Restated Incentive Stock Option Plan or our Long-Term Incentive Plan;

“Over-Allotment Option” has the meaning attributed thereto on the cover page hereto;

“Participant” has the meaning attributed thereto under “Description of Debentures – Non-Certificated Issue”;

“PSUs” means our performance share units granted under our Performance Share Unit Plan or our Long-Term Incentive Plan;

“Qualifying Conversion” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exercise of the Conversion Privilege”;

“RBC” has the meaning attributed thereto under “Capitalization”;

“RBC Facility” has the meaning attributed thereto under “Capitalization”;

“RDSP” has the meaning attributed thereto under “Eligibility for Investment”;

“Redemption Date” has the meaning attributed thereto on the cover page hereto;

“Redemption Price” has the meaning attributed thereto on the cover page hereto;

“Registered Plans” has the meaning attributed thereto under “Eligibility for Investment”;

“Resident Holder” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESP” has the meaning attributed thereto under “Eligibility for Investment”;

“RRIF” has the meaning attributed thereto under “Eligibility for Investment”;

“RRSP” has the meaning attributed thereto under “Eligibility for Investment”;

“RSUs” means our restricted share units granted under our Long-Term Incentive Plan;

“SEC” has the meaning attributed thereto on the cover page hereto;

“Second Supplemental Indenture” has the meaning attributed thereto under “Details of the Offering”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Senior Indebtedness” has the meaning attributed thereto under “Description of Debentures – Subordination”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, each as amended from time to time;

“taxable capital gain” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Term Sheet” has the meaning attributed thereto under “Documents Incorporated by Reference”;

“TFSA” has the meaning attributed thereto under “Eligibility for Investment”;

“Trustees” and “Trustee” has the meaning attributed thereto under “Details of the Offering”;

“TSX” means the Toronto Stock Exchange;

“U.S. Offering” has the meaning attributed thereto on the cover page hereto and, where the context requires, includes the Over-Allotment Option granted to the Underwriters and the Debentures issuable pursuant to the exercise of the Over-Allotment Option granted to the Underwriters;

“U.S. Registration Statement” has the meaning attributed thereto on the cover page hereto;

“U.S. Securities Act” has the meaning attributed thereto on the cover page hereto;

“U.S. Trustee” has the meaning attributed thereto under “Details of the Offering”;

“Underwriters” has the meaning attributed thereto on the cover page hereto;

“Underwriters’ Fee” means the fees payable to the Underwriters pursuant to the Offering;

“Underwriting Agreement” has the meaning attributed thereto on the cover page hereto; and

“United States” or “U.S.” means the United States of America, its territories, its possessions, any state of the United States and the District of Columbia.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

EXCHANGE RATES

In this short form prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth certain exchange rates as reported by the Bank of Canada. Such rates are set forth as Canadian dollars per United States dollar.

	Year ended December 31			Nine months ended September 30
	2020	2019	2018	2021	2020
Period End	1.2732	1.2988	1.3642	1.2741	1.3339
Average	1.3415	1.3269	1.2957	1.2513	1.3541
Low	1.2718	1.2988	1.2288	1.2040	1.2970
High	1.4496	1.3600	1.3642	1.2856	1.4496

On November 25, 2021, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada daily average exchange rate for United States dollars, was US$1.00 equals $1.2654.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in certain of the documents incorporated by reference herein are “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).

This short form prospectus, and the documents incorporated by reference herein, may contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this short form prospectus and the documents incorporated by reference herein, including statements regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” “outlook,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. In particular and without limitation, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to, among other things, the use of the net proceeds from the Offering; completion of the Offering and the timing thereof; the exercise of the Over-Allotment Option; the Company’s expectations regarding the COVID-19 pandemic, including the economic recovery therefrom; the amount and nature of capital expenditures by the Company in 2022; the competitiveness of the Company’s solutions, the Company’s business, financial condition, results of operations and growth prospects and the financial position of the Company; and other such statements identified as such in the documents incorporated by reference herein. Forward-looking statements are based on certain estimates, beliefs, expectations and assumptions made in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that may be appropriate.

Forward-looking statements necessarily involve unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed or implied in such statements. Due to the risks, uncertainties and assumptions inherent in forward-looking information, you should not place undue reliance on forward-looking statements. Factors that could have an adverse effect on our business, financial condition, results of operations and growth prospects include, but are not limited to, the severity and duration of the coronavirus (“COVID-19”) pandemic and related economic repercussions and other risks described under the section titled “Risk Factors” and similar disclosure contained in the documents incorporated by reference herein, including in our Annual Report and our Interim MD&A. These factors include, but are not limited to, the following:

•	failure to receive, in a timely manner, regulatory, TSX and other required approvals in connection with the Offering;

•	the impact of the COVID-19 pandemic and any strain variants or resurgences thereof on our business;

•	our ability to implement our strategic plan;

•	our ability to maintain and manage growth effectively;

•	competition in the interior construction industry;

•	competitive behaviors by our co-founders and former executives;

•	the condition and changing trends of the overall construction industry;

•	our reliance on our network of Distribution Partners for sales, marketing and installation of our solutions;

•	our ability to introduce new designs, solutions and technology and gain client and market acceptance;

•	defects in our designing and manufacturing software and warranty and product liability claims brought against us;

•	material fluctuations of commodity prices, including raw materials;

•	shortages of supplies of certain key components and materials or disruption in supplies due to global events, including the COVID-19 pandemic;

•	the impact of the shareholder meeting requisition notice received on November 17, 2021;

•	global economic, political and social conditions and financial markets;

•	our exposure to currency exchange rates, tax rates and other fluctuations, including those resulting from changes in laws or administrative practice;

•	legal and regulatory proceedings brought against us;

•	our ability to comply with the covenants included in our loan agreements and other debt instruments, including the RBC Facility and the Leasing Facilities;

•	infringement on our patents and other intellectual property;

•	cyber-attacks and other security breaches of our information and technology systems;

•	damage to our information technology and software systems;

•	our requirements to comply with applicable environmental, health and safety laws;

•	our ability to generate sufficient revenue to achieve and sustain profitability;

•	our periodic fluctuations in results of operations and financial conditions;

•	volatility of our share price;

•	turnover of our key executives and difficulties in recruiting or retaining key employees;

•	the availability of capital or financing on acceptable terms, which may impact our liquidity and impair our ability to make investments in the business;

•	the availability of government subsidies;

•	the construction, expansion and commissioning of our facilities and buildings;

•	future mergers, acquisitions, agreements, consolidations or other corporate transactions we may engage in; and

•	other factors and risks described under the heading “Risk Factors”.

These risks are not exhaustive. Because of these risks and other risks and uncertainties, our actual results, performance or achievement, or industry results, may be materially different from the anticipated or estimated results discussed in the forward-looking statements in this short form prospectus and the documents incorporated by reference herein. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the effects of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. Our past results of operations are not necessarily indicative of our future results. You should not place undue reliance on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under applicable securities laws. We qualify all of our forward-looking statements by these cautionary statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 7303 – 30 Street S.E., Calgary, Alberta, T2C 1N6, Telephone (403) 723-5000.

The following documents, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

1.	our Annual Report on Form 10-K dated February 24, 2021 for the year ended December 31, 2020 (the “Annual Report”);

2.

our audited consolidated financial statements as at December 31, 2020 and 2019 and for the years then ended, together with the notes thereto and the auditor’s report thereon (“Annual Financial Statements”);

3.	our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2020 (“Annual MD&A”);

4.

our unaudited interim condensed consolidated financial statements as at September 30, 2021 and for the three and nine month periods ended September 30, 2021 and 2020, together with the notes thereto (“Interim Financial Statements”);

5.	our management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2021 (“Interim MD&A”);

6.	our management information circular dated March 25, 2021 relating to the annual meeting of shareholders held on May 6, 2021; and

7.	the template version (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet in respect of the Debentures dated November 15, 2021 (“Term Sheet”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the distribution under the Canadian Offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) that are utilized by the Underwriters in connection with the Canadian Offering are not part of this short form prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this short form prospectus. Any template version of any marketing material that has been, or will be, filed on SEDAR before the termination of the distribution under the Canadian Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated in this short form prospectus. The marketing materials may be viewed under our profile on SEDAR at www.sedar.com.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere or incorporated by reference in this short form prospectus and in the documents incorporated by reference herein. This summary does not contain all of the information that you should consider before deciding to invest in our Debentures. You should read this entire short form prospectus carefully, including the “Risk Factors” section contained in this short form prospectus, the “Risk Factors” section contained in the documents incorporated by reference herein, and our consolidated financial statements and the related notes and the other documents incorporated by reference herein, before making an investment decision.

Issue:	$35,000,000 aggregate principal amount of 6.25% convertible unsecured subordinated debentures.

Price:	$1,000 per Debenture.

Closing Date:	On or about December 1, 2021.

Maturity Date:	December 31, 2026.

Use of Proceeds:	We intend to use a portion of the net proceeds of the Offering, together with cash reserves on hand, to fund our anticipated 2022 capital expenditure program of approximately US$7.0 million, comprised of approximately US$2.5 million related to refreshes of DIRTT Experience Centers, continued enhancement of the Company’s customer relationship management system and website redesign, approximately US$2.5 million on software development and approximately US$2.0 million on manufacturing and other capital upgrades. The remaining net proceeds of the Offering are expected to be used, initially, to support the continued funding of the Company’s manufacturing and commercial activities as the COVID-19 pandemic recovery occurs, and to provide incremental liquidity to support the Company’s operations and growth objectives. See “Forward-Looking Statements”, “Use of Proceeds”, “Capitalization” and “Risk Factors”.

Listing and Trading:	DIRTT has received conditional approval to list the Offered Securities on the TSX. Listing of the Offered Securities on the TSX will be subject to our fulfillment of all the listing requirements of the TSX on or before February 11, 2022. We have given notice to the Nasdaq to list the Common Shares issuable on conversion, redemption and maturity of the Debentures or otherwise issuable pursuant to the Indenture. See “Risk Factors”.

Over-Allotment Option:	We have granted to the Underwriters the Over-Allotment Option to purchase up to an additional 5,250 Debentures at a price of $1,000 per Debenture, exercisable, at any time and from time to time, in whole or in part, commencing on the Closing Date and ending on the date that is 30 days following the Closing Date, to cover over-allotments, if any, or for market stabilization purposes. A purchaser who acquires Debentures, forming part of the Underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Interest:	The Debentures will bear interest at a rate of 6.25% per annum payable semi- annually in arrears, on June 30 and December 31 in each year commencing on June 30, 2022 and continuing up to but excluding the Maturity Date. The first payment will represent accrued interest for the period from the Closing Date up to but excluding June 30, 2022.

Conversion Privilege:

Each Debenture will be convertible into fully paid and non-assessable freely tradeable Common Shares at the option of the holder thereof at any time prior to 4:30 p.m. (Calgary time) on the earlier of: (i) the last Business Day immediately preceding the Maturity Date; (ii) the last Business Day immediately preceding any Redemption Date; and (iii) in connection with a Change of Control in certain circumstances (see “Description of Debentures – Make Whole Change of Control”), on the last Business Day immediately preceding the payment date as set out in the Indenture, in each case, at the Conversion Price, representing a conversion rate of approximately 238.0952 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the Indenture.

If a holder elects to convert its Debentures in connection with a Change of Control that occurs on or prior to the Maturity Date, in certain circumstances the holder will be entitled to receive additional Common Shares as a Make Whole Premium on conversion. See “Description of Debentures – Make Whole Change of Control”.

Upon conversion of any Debentures, the holder thereof will receive accrued and unpaid interest thereon in cash, if any, for the period from, and including, the last Interest Payment Date up to but excluding the date of conversion.

Holders converting their Debentures will become holders of record of Common Shares on the date of conversion provided that, if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person entitled to receive Common Shares will become the holder of record of such Common Shares as at the date on which such register is next reopened.

Dividend Adjustment and Anti-Dilution:	The conversion right will be subject to standard anti-dilution provisions, including an adjustment to the Conversion Price for any cash or stock dividends or distributions paid to holders of Common Shares. The Conversion Price will also be subject to standard anti-dilution adjustments upon, inter alia, share consolidations, share splits, spin-off events, rights issues and reorganizations. See “Description of Debentures – Conversion Privilege”.

Redemption and Purchase:	The Debentures will not be redeemable by us before December 31, 2024, except in certain limited circumstances following a Change of Control. See “Description of Debentures – Repurchase upon a Change of Control”. On and after December 31, 2024 and prior to December 31, 2025, provided that the Current Market Price at the time at which notice of redemption is given is at least 125% of the Conversion Price, the Debentures may be redeemed by us, in whole or in part from time to time, at our option on not more than 60 days’ and not less than 30 days’ prior written notice, at the Redemption Price. On and after December 31, 2025 and prior to the Maturity Date, the Debentures may be redeemed by us, in whole or in part from time to time, at our option on not more than 60 days’ and not less than 30 days’ prior written notice, at the Redemption Price.

If less than all the Debentures outstanding at any time are to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and a portion of the Debentures being redeemed are being redeemed by the payment of freely tradeable Common Shares, the Debentures to be so redeemed will be selected by the Trustee on a pro rata basis or in such other manner as the Trustee deems equitable, subject to the approval of the TSX (or such other exchange on which the Debentures are then listed, as may be required from to time) if we elect share settlement as described under “Description of Debentures – Payment upon Redemption or Maturity”.

We will have the right to purchase Debentures for cancellation in the market, by tender or by private contract, at any time, subject to regulatory requirements. See “Description of Debentures – Redemption and Purchase”.

Payment upon Redemption or Maturity:	On any Redemption Date or on the Maturity Date, as applicable, we will repay the indebtedness represented by the Debentures by depositing with the Trustee or any paying agent to the order of the Trustee such sums of money, or such Common Shares, or both as the case may be, as may be sufficient to pay, as applicable, (i) the Redemption Price of the Debentures so called for redemption, or (ii) the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon, if any, up to but excluding the Maturity Date.

On any Redemption Date or on the Maturity Date, as applicable, we may, at our option, on not more than 60 days’ and not less than 30 days’ prior written notice and subject to regulatory approval, provided that no Event of Default has occurred and is continuing, and subject to the satisfaction or waiver of all other conditions specified in the Indenture, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which will mature, together with all accrued and unpaid interest thereon, by issuing and delivering freely tradeable Common Shares to the holders of the Debentures. Payment for Debentures subject to such election would be satisfied by issuing and delivering to the holders of such Debentures such number of freely tradeable Common Shares as is obtained by dividing the principal amount of the Debentures subject to the election, together with all accrued and unpaid interest thereon, by 95% of the Current Market Price in effect on the Redemption Date or Maturity Date, as applicable.

No fractional Common Shares will be issued upon redemption or maturity of the Debentures; in lieu thereof, we will satisfy such fractional interest by a cash payment equal to the relevant fraction of the Current Market Price of a whole Common Share.

See “Description of Debentures – Payment upon Redemption or Maturity”.

Rank:

The Debentures will be our direct, unsecured obligations and will be fully subordinated to all existing and future Senior Indebtedness (including the RBC Facility and the Leasing Facilities). The Debentures will rank equally with one another and will rank pari passu with the January 2021 Debentures and all of our other existing and future unsecured subordinated indebtedness to the extent subordinated on the same terms, as more particularly described below under “Description of Debentures – Subordination”.

The Indenture will not restrict our ability to incur additional indebtedness, including Senior Indebtedness, or to mortgage, pledge or charge our properties to secure any indebtedness or liabilities, including Senior Indebtedness. See “Description of Debentures – Rank”.

Subordination:	The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated and, upon the occurrence of an event of default under the Senior Indebtedness, postponed, and subject in right of payment to the full and final payment of all of our Senior Indebtedness.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, creditor enforcement, realization, liquidation, reorganization or other similar proceedings relative to us, or to our property or assets, whether voluntary or involuntary, partial or complete, or in the event of any proceedings for liquidation, dissolution or winding-up of us, whether or not involving insolvency or bankruptcy, and whether voluntary or involuntary, partial or complete, or any marshalling of our assets and liabilities, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon excluding the issuance of Common Shares on conversion, redemption or maturity of the Debentures, provided no Event of Default has occurred under the Indenture. The Indenture will also provide that we will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures: (i) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures; or (ii) at any time when a default or an event of default has occurred under the Senior Indebtedness and is continuing or upon the acceleration of Senior Indebtedness and the notice of such default, event of default or acceleration has been given by or on behalf of holders of Senior Indebtedness to us, unless the Senior Indebtedness has been repaid in full.

See “Description of Debentures – Subordination”.

Change of Control:	Within 30 days following the occurrence of a Change of Control, we will be required to make a Debenture Offer at the Offer Price. See “Description of Debentures – Repurchase upon a Change of Control”.

In addition to the requirement for us to make a Debenture Offer in the event of a Change of Control, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenters’ appraisal rights; (ii) equity securities that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange, then, subject to regulatory approval, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending at 4:30 p.m. (Calgary time) on the date that is 30 days after the date that the Debenture Offer in respect of such Change of Control is delivered, holders of Debentures will be entitled to convert their Debentures and, subject to certain limitations, receive, subject to and upon completion of the Change of Control, in addition to the number of Common Shares they would otherwise be entitled to receive as set out under “Description of Debentures – Conversion Privilege”, a Make Whole Premium consisting of an additional number of Common Shares per $1,000 principal amount of Debentures as set out in the Indenture. See “Description of Debentures – Make Whole Change of Control”.

Restriction on Share Redemption Right or Maturity Right:

The Company shall not, directly or indirectly (through a subsidiary or otherwise) undertake or announce any rights offering, issuance of securities, subdivision of the Common Shares, dividend or other distribution on the Common Shares or any other securities, capital reorganization, reclassification or any similar type of transaction in which:

(a)   the number of securities to be issued;

(b)   the price at which securities are to be issued, converted or exchanged; or

(c)   any property or cash that is to be distributed or allocated,

is in whole or in part based upon, determined in reference to, related to or a function of, directly or indirectly: (i) the exercise or potential exercise of the right to issue Common Shares on redemption or maturity of the Debentures; or (ii) the Current Market Price determined in connection with the exercise or potential exercise of the right to issue Common Shares on redemption or maturity of the Debentures.

Interest Payment Election:	We may elect, from time to time (including following conversion, at the time of redemption or at the time of maturity), subject to applicable regulatory approval and provided that the Company is not in default under the Indenture, to satisfy an Interest Obligation: (i) in cash; (ii) by delivering sufficient Common Shares to the applicable Trustee for sale, to satisfy the Interest Obligation, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares; or (iii) any combination of (i) and (ii) above. See “Description of Debentures – Interest Payment Election”.

Events of Default:

The Indenture will provide that an Event of Default will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium (whether by payment of cash or delivery of Common Shares), if any, when due on the Debentures whether at maturity, upon redemption or a Change of Control, by declaration or otherwise; (iii) default in the delivery, when due, of any Common Shares or other consideration, including any Make Whole Premium, payable on conversion with respect to the Debentures, which default continues for 15 days; (iv) our failure to comply with our obligations to repurchase the Debentures as required under the Indenture; (v) our failure to comply with our obligations to redeem the Debentures as required under the Indenture; and (vi) certain events of bankruptcy, insolvency or reorganization of us under bankruptcy or insolvency laws.

If an Event of Default has occurred and is continuing, either Trustee may, in its discretion, and will, upon the request of holders of not less than 25% in principal amount of the then-outstanding Debentures declare the principal of, premium (if any) and interest on all outstanding Debentures to be immediately due and payable. The registered holders of a majority in aggregate principal amount of the Debentures by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree already rendered and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration.

See “Description of Debentures – Events of Default”.

Trustee:	Computershare Trust Company of Canada will serve as the Canadian Trustee, and Computershare Trust Company, National Association will serve as the U.S. Trustee.

Governing Law:	The Indenture and the Debentures are governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein; provided, that the rights, protections, duties, obligations and immunities of the U.S. Trustee under the Indenture will be governed by and construed under the laws of the State of New York.

Risk Factors:	See “Risk Factors” and other information included or incorporated by reference in this short form prospectus for a discussion of the factors that should be carefully considered before making a decision to invest in the Debentures.

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

We are an innovative manufacturing company featuring a proprietary software and virtual reality visualization platform, coupled with vertically integrated manufacturing that designs, configures and manufactures prefabricated interior solutions used primarily in commercial spaces across a wide range of industries and businesses. We combine innovative product design with our industry-leading, proprietary ICE® Software (“ICE” or “ICE Software”), and technology-driven, lean manufacturing practices and sustainable materials to provide end-to-end solutions for the traditionally inefficient and fragmented interior construction industry. We create customized interiors with the aesthetics of conventional construction but with greater schedule and cost certainty, shorter lead times, greater future flexibility, and better environmental sustainability than conventional construction.

Our ICE Software allows us to sell, design, visualize (including 3D virtual reality modeling of interiors), configure, price, communicate, engineer, specify, order and manage projects, thereby reducing challenges associated with traditional construction, including cost overruns, change orders, inconsistent quality, delays and material waste. While other software programs and virtual reality tools are used in the architectural and construction industries, we believe our ICE Software is the only interior construction technology that provides end-to-end integration and management, from design through engineering, manufacturing and installation. Our interior construction solutions include prefabricated, customized interior modular walls, ceilings, and floors; decorative and functional millwork; power infrastructure; network infrastructure; and pre-installed medical gas piping systems. We strive to incorporate environmentally sustainable materials and reusable components into our solutions while creating flexible, functional and well-designed environments for the people who will use them.

We offer our interior construction solutions throughout the United States and Canada, as well as in select international markets, through a network of independent distribution partners (“Distribution Partners”) and an internal sales team. Our Distribution Partners use ICE to work with end users to envision and design their spaces, and orders are electronically routed through ICE to our manufacturing facilities for production, packing and shipping. Our Distribution Partners then coordinate the receipt and installations of our interior solutions at the end users’ locations.

Our manufacturing facilities are in Calgary, Alberta; Phoenix, Arizona; Savannah, Georgia; and Rock Hill, South Carolina.

See “Business” and “Risk Factors” in the Annual Report for a description of the businesses and operations of DIRTT.

RECENT DEVELOPMENTS

On November 17, 2021, the Board received a requisition pursuant to section 142 of the Business Corporations Act (Alberta) requesting that a special meeting of the Company’s shareholders be called to consider removing from office six of the independent directors of the Company and replacing them with hand-picked nominees of Mr. Aron English of 22NW Fund, LP (“22NW Fund”). The Board (or a Committee thereof) will review the requisition to, among other things, determine its validity. The Company will respond to the requisition in due course.

USE OF PROCEEDS

After deducting the Underwriters’ Fee of $1.4 million and estimated expenses of the Offering of $0.7 million, the estimated net proceeds to us from the sale of the Debentures will be $32.9 million. If the Over-Allotment Option is exercised in full, the estimated net proceeds to us from the sale of the Debentures will be $37.8 million, after deducting the Underwriters’ Fee of $1.6 million and the estimated expenses of the Offering of $0.8 million.

As previously disclosed in the Interim MD&A and Annual MD&A, each of which is incorporated by reference in this short form prospectus, as a result of the COVID-19 pandemic, we have experienced the effects of a major contraction in the interior construction industry. The recent Delta variant combined with upstream construction supply chain issues have resulted in slowdowns of construction schedules, have caused many companies to defer return to office plans, have reduced the sense of urgency to complete in-process construction projects and have exacerbated on-site construction labor shortages. As a result, economic recovery from the pandemic, initially expected in the second half of 2021, has been delayed into 2022. While we see momentum building into 2022 on several commercial fronts, we remain subject to changes in the pandemic and its consequential and rapid effects on construction activity and our business. As a result, we may be required to use a portion of the net proceeds from the Offering to support our business as set out below.

Net proceeds from the Offering, together with available cash and amounts available to be drawn under our existing credit facilities, will support ongoing working capital and enable us to maintain our manufacturing and commercial capabilities should the economic recovery from the COVID-19 pandemic take longer than expected as well as facilitate continued investments in our sales and marketing and technology infrastructure. Specifically, we intend to use a portion of the net proceeds of the Offering, together with cash reserves on hand, to fund our anticipated 2022 capital expenditure program of approximately US$7.0 million, comprised of approximately US$2.5 million related to refreshes of DIRTT Experience Centers, continued enhancement of our customer relationship management system and website redesign, approximately US$2.5 million on software development and approximately US$2.0 million on manufacturing and other capital upgrades. If sales improve in 2022 in conjunction with the expected COVID-19 pandemic economic recovery, we expect to increase the amount of investment in the above-noted items to support acceleration of our growth prospects. The remaining net proceeds of the Offering, being approximately US$19.0 million, are expected to be used, initially, to support the continued funding of our manufacturing and commercial activities as the COVID-19 pandemic recovery occurs, and to provide incremental liquidity to support our operations and growth objectives. See “Risk Factors - We have broad discretion to use the net proceeds from the Offering” and “Risk Factors - We have negative cash flow from operating activities”.

We intend to use the funds available to us as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. We intend to invest the net proceeds of this Offering which we do not immediately use, and such investments may include short-term marketable investment grade securities. The actual amount that we spend in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this short form prospectus and the risk factors discussed in our Annual Report, our Interim MD&A and certain other documents incorporated by reference or deemed to be incorporated by reference herein, which risk factors are incorporated herein by reference.

See “Forward-Looking Statements”, “Capitalization” and “Risk Factors”.

CAPITALIZATION

Other than as set out below there have been no material changes to our capitalization since September 30, 2021. The following table sets forth our capitalization: (i) as at September 30, 2021 before giving effect to the Offering; (ii) as at September 30, 2021 after giving effect to the Offering; and (iii) as at September 30, 2021 after giving effect to the Offering and the exercise of the Over-Allotment Option in full.

Designation (authorized)	As at September 30, 2021 before giving effect to the Offering (unaudited) (US$ in 000’s)(1)	As at September 30, 2021 after giving effect to the Offering(2)(3) (unaudited) (US$ in 000’s)	As at September 30, 2021 after giving effect to the Offering and the exercise of the Over- Allotment Option(2)(3)(4) (unaudited) (US$ in 000’s)
Cash and cash equivalents	43,288	69,110	72,987
Restricted Cash	2,794	2,794	2,794
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	18,006	18,006	18,006
Other liabilities	3,273	3,273	3,273
Customer deposits and deferred revenue	4,249	4,249	4,249
Current portion of long-term debt and accrued interest	2,479	2,479	2,479
Current portion of lease liabilities	6,211	6,211	6,211

Total Current Liabilities	34,218	34,218	34,218

Deferred tax liabilities, net	552	552	552
Long-term debt(5)	40,659	66,481	70,358
Long-term lease liabilities	28,393	28,393	28,393

Total Liabilities	103,822	129,644	133,521

SHAREHOLDERS’ EQUITY(6)
Common Shares(6)	181,762	181,762	181,762
Additional paid-in capital	12,023	12,023	12,023
Accumulated other comprehensive loss	(16,552)	(16,552)	(16,552)
Accumulated deficit	(95,291)	(95,291)	(95,291)

Total Shareholders’ Equity	81,942	81,942	81,942

Notes:

1.	These figures have been derived from the Interim Financial Statements.
2.	After deducting the Underwriters’ Fee and other fees and expenses incurred in connection with the Offering.
3.

Assumes that the Debentures are not converted into Common Shares. If the Debentures were converted, it would result in the issuance of approximately 8,333,333 Common Shares (9,583,333 Common Shares if the Over-Allotment Option is exercised in full).

4.	Assumes the Over-Allotment Option is exercised in full.
5.

The face amount of the Debentures after deducting issue costs of $2.1 million is $32.9 million (US$25.8 million as at September 30, 2021, using the Canadian dollar to US dollar exchange rate at September 30, 2021 of 1.2741). Under U.S. GAAP, the Debentures are anticipated to be accounted for as a liability, net of issue costs, and the related interest expense and financing charges will be amortized using the effective interest method. At September 30, 2021, we had a $25 million senior secured revolving credit facility provided by the Royal Bank of Canada (“RBC”) pursuant to the credit agreement dated February 12, 2021 between us and DIRTT Environmental Solutions, Inc., as borrowers, and RBC, as lender (the “RBC Facility”). Under the RBC Facility, the Company is able to borrow up to a maximum of 90% of investment grade or insured accounts receivable plus 85% of eligible accounts receivable plus the lesser of 75% of the book value of eligible inventory and 85% of the net orderly liquidation value of eligible inventory less any reserves for potential prior ranking claims. At September 30, 2021, available borrowings are $8.3 million (US$6.5 million), of which no amounts have been drawn. Interest is calculated at the Canadian or U.S. prime rate plus 30 basis points or at the Canadian Dollar Offered Rate or the London Inter-Bank Offered Rate plus 155 basis points. Under the RBC Facility, if the Borrowing Availability less all outstanding Revolving Credit Loans (as each such term is defined in the RBC Facility) plus unrestricted cash while the RBC Facility is undrawn (the “Net Borrowing Availability”), is less than $5.0 million, the Company is subject to a fixed charge coverage ratio (“FCCR”) covenant of 1.10:1 on a trailing twelve month basis. The Company’s Net Borrowing Availability was greater than $5.0 million at September 30, 2021, and as a result it is not subject to the FCCR covenant under the RBC Facility. Additionally, if the FCCR has been below 1.10:1 for the three immediately preceding months, the Company is required to maintain a reserve account equal to the aggregate of one year of payments on outstanding loans on the Leasing Facilities. The Company did not meet the three month FCCR requirement during each quarter in the nine month period ended September 30, 2021 (FCCR of -1.3:1 on a trailing twelve month basis and -2.3:1 for the three month period ended September 30, 2021), which resulted in requiring the restriction of US$2.8 million of cash at September 30, 2021. Should an event of default occur or the Net Borrowing Availability be less than $6.25 million for five consecutive business days, the Company would enter a cash dominion period whereby the Company’s bank accounts would be blocked by RBC and daily balances would set-off any borrowings thereunder and any remaining amounts made available to the Company. On November 15, 2021, DIRTT, DIRTT Environmental Solutions, Inc. and RBC amended the RBC Facility to permit the Company to issue additional convertible unsecured debentures in an aggregate principal amount not to exceed $50.0 million. In addition to the RBC Facility, at September 30, 2021, we had a $5 million equipment leasing facility in Canada ($nil drawn during the nine month period ended September 30, 2021) and a US$14 million equipment leasing facility in the United States (US$8.4 million drawn during the nine month period ended September 30, 2021) (collectively, the “Leasing Facilities”) with RBC, and one of its affiliates, which are available for equipment expenditures and certain equipment expenditures already incurred. Includes $40.25 million aggregate principal amount of 6.00% Convertible Unsecured Subordinated Debentures due 2026 that were issued in January 2021 (the “January 2021 Debentures”).

6.

We are authorized to issue an unlimited number of Common Shares. At September 30, 2021, 85,334,555 Common Shares were issued and outstanding. As at September 30, 2021, (i) 1,606,708 Common Shares were available for issuance under our Long-Term Incentive Plan, (ii) 4,735,234 Options were outstanding under our Amended and Restated Incentive Stock Option Plan, (iii) 157,200 PSUs were outstanding under our Performance Share Unit Plan, (iv) 4,302,290 RSUs were outstanding under our Long-Term Incentive Plan, and (v) 396,742 DSUs were outstanding under our Deferred Share Unit Plan for Non-Employee Directors. The average weighted exercise price of our outstanding Options as at September 30, 2021 was $6.51. The PSUs and the DSUs granted by the Company may only be settled in cash and are included on the balance sheet in the current portion of other liabilities. For additional information regarding our outstanding Options, PSUs, RSUs and DSUs, see Note 7 to our Interim Financial Statements. The January 2021 Debentures are, in certain circumstances and subject to certain adjustments, convertible into Common Shares at a conversion price of $4.65 per Common Share, being a ratio of approximately 215.0538 Common Shares per $1,000 principal amount of debentures. If the January 2021 Debentures were converted, it would result in the issuance of approximately 8,655,914 Common Shares, subject to adjustment. See Note 6 to our Interim Financial Statements for additional information in respect of the January 2021 Debentures.

EARNINGS COVERAGE

The following earnings coverage ratios are calculated on a consolidated basis for the year ended December 31, 2020 and the twelve months ended September 30, 2021 and give effect to the Offering. The earnings coverage ratios are derived from the Annual Financial Statements and the Interim Financial Statements, incorporated by reference in this short form prospectus.

The Company’s pro forma interest requirements, after giving effect to the issuance of the Debentures pursuant to the Offering (including the impact of the issuance of all financial liabilities since the date of the annual financial statements, and excluding interest income earned on the cash received, and any exercise, in whole or in part, of the Over-Allotment Option), would have been US$4.2 million for the year ended December 31, 2020 and US$4.0 million for the twelve months ended September 30, 2021. Accordingly, after giving effect to the Offering (excluding any exercise, in whole or in part, of the Over-Allotment Option), the Company’s pro forma losses before interest expenses and income tax expenses would have been US$8.9 million and US$39.3 million for the year ended December 31, 2020 and the twelve months ended September 30, 2021, respectively, resulting in a coverage ratio of negative 2 times and negative 10 times the Company’s borrowing cost requirements for the year ended December 31, 2020 and the twelve months ended September 30, 2021, respectively. The dollar amount of the coverage deficiency would have been US$13.1 million for the year ended December 31, 2020 and US$43.3 million for the twelve months ended September 30, 2021, respectively, on a pro forma basis.

These coverage ratios reflect historical losses and the net impact of interest on the Debentures, as noted. Under U.S. GAAP, the Debentures are anticipated to be classified on the balance sheet as a liability. The related interest expense and financing charges will be amortized using the effective interest method. For purposes of the pro forma calculations above, interest expense has been calculated as though the Debentures (excluding Debentures issuable upon the exercise, in whole or in part, of the Over-Allotment Option) had been accounted for in their entirety as debt and utilizing an average foreign exchange rate over the applicable period in respect of Canadian dollar denominated expenses.

DETAILS OF THE OFFERING

The Debentures will be issued under a base indenture dated as of January 25, 2021 among the Company, Computershare Trust Company of Canada (the “Canadian Trustee”) and Computershare Trust Company, National Association (the “U.S. Trustee” and, together with the Canadian Trustee, the “Trustees” and each, as appropriate and in accordance with the Indenture, the “Trustees”), as supplemented and amended from time to time (the “Base Indenture”), and to be further supplemented by the second supplemental indenture (the “Second Supplemental Indenture”) to be dated as of the Closing Date between the Company and the Trustees establishing the terms of the Debentures (the Base Indenture as supplemented by the Second Supplemental Indenture, the “Indenture”).

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Base Indenture as supplemented and amended by the Second Supplemental Indenture. The Base Indenture has been filed and, at the Closing Date, the Second Supplemental Indenture will be filed under our profile on SEDAR at www.sedar.com.

General

The Debentures will initially be limited, at closing of the Offering, to an aggregate principal amount of up to $40,250,000. We may, however, from time to time, without the consent of the holders of any outstanding Debentures, issue debentures and/or debt securities under the Indenture in addition to the Debentures offered hereby. We may also from time to time, without notice to or the consent of the holders of the Debentures, increase the principal amount of the Debentures and issue such increased principal amount (or any portion thereof), in which case any additional Debentures so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the Debentures previously issued, and such additional Debentures will form a single series with the Debentures previously issued; provided, that if any such additional Debentures are not fungible with the Debentured initially issued hereby for tax and securities laws purposes, such additional Debentures will have a separate CUSIP number.

The Debentures will be dated as of the Closing Date. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. The Maturity Date will be December 31, 2026.

We may elect, from time to time (including following conversion, at the time of redemption or at the time of maturity), subject to applicable regulatory approval and provided that the Company is not in default under the Indenture, to satisfy an Interest Obligation: (i) in cash; (ii) by delivering sufficient Common Shares to the applicable Trustee for sale, to satisfy the Interest Obligation, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares; or (iii) any combination of (i) and (ii) above. See “Description of Debentures – Interest Payment Election” below.

The Debentures will be issued in electronic form as non-certificated inventory in the name of CDS or its nominee, and purchasers of Debentures hereunder will receive customer confirmations of purchase from the Underwriter or registered dealer from which the applicable Debentures are purchased. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances described under “Description of Debentures – Non-Certificated Issue”. The Debentures will bear interest at a rate of 6.25% per annum payable semi-annually in arrears on June 30 and December 31 in each year commencing on June 30, 2022 and continuing up to but excluding the Maturity Date. The first interest payment will represent accrued interest for the period from the Closing Date up to but excluding June 30, 2022. Interest on the Debentures will be payable in lawful money of Canada as specified in the Indenture.

The Indenture will not contain a requirement for us to increase the amount of interest or make any other payments to holders of Debentures should we (or the Trustee) be required to deduct or withhold amounts in respect of income or similar taxes on payment of interest or other amounts. All payments made by us in respect of the Debentures will be made net of any applicable taxes or other required withholdings.

Principal on the Debentures will be payable in lawful money of Canada or, at our option and subject to applicable regulatory approval and provided that no Event of Default has occurred and is continuing, and subject to the satisfaction or waiver of all other conditions specified in the Indenture, by delivery of freely tradeable Common Shares to satisfy, in whole or in part, our obligation to repay principal under the Debentures, as further described under “Description of Debentures – Redemption and Purchase” and “Description of Debentures – Payment upon Redemption or Maturity”.

The Debentures will be our direct, unsecured obligations and will be fully subordinated to all existing and future Senior Indebtedness (including the RBC Facility and the Leasing Facilities). The Debentures will rank equally with one another and will rank pari passu with the January 2021 Debentures and all of our other existing and future unsecured subordinated indebtedness to the extent subordinated on the same terms, as more particularly described below under “Description of Debentures – Subordination”.

The Indenture will not restrict our ability to incur additional indebtedness, including Senior Indebtedness, or to mortgage, pledge or charge our properties to secure any indebtedness or liabilities, including Senior Indebtedness.

Original purchasers of Debentures under the Canadian Offering are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus. A purchaser of Debentures under the Canadian Offering should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult a legal advisor. Under the Indenture, an original purchaser of Debentures under the Canadian Offering will have a contractual right of action against us for rescission following the issuance of Common Shares to such purchaser upon conversion of the Debentures in accordance with the terms of the Indenture. The contractual right of rescission will entitle original purchasers of Debentures under the Canadian Offering to receive from us, upon surrender of the Common Shares issued upon conversion, the amount paid for the Debentures if this short form prospectus (including the documents incorporated by reference herein) and any amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of closing of the Canadian Offering. This contractual right of rescission will be consistent with the statutory right of rescission described under the heading “Purchasers’ Statutory and Contractual Rights” and is in addition to any right or remedy available to original purchasers of Debentures under the Canadian Offering under the securities legislation of certain provinces of Canada or otherwise at law.

The Debentures will be transferable and may be presented for conversion at the principal offices of the applicable Trustee as specified in the Indenture.

Conversion Privilege

Each Debenture will be convertible into fully paid and non-assessable freely tradeable Common Shares at the option of the holder thereof at any time prior to 4:30 p.m. (Calgary time) on the earlier of: (i) the last Business Day immediately preceding the Maturity Date; (ii) the last Business Day immediately preceding any Redemption Date; and (iii) in connection with a Change of Control in certain circumstances (see “Description of Debentures – Make Whole Change of Control”), on the last Business Day immediately preceding the payment date as set out in the Indenture, in each case, at the Conversion Price, representing a conversion rate of approximately 238.0952 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the Indenture.

If a holder elects to convert its Debentures in connection with a Change of Control that occurs on or prior to the Maturity Date, in certain circumstances the holder will be entitled to receive additional Common Shares as a Make Whole Premium on conversion.

Upon conversion of any Debentures, the holder thereof will receive accrued and unpaid interest thereon in cash, if any, for the period from, and including, the last Interest Payment Date up to but excluding the date of conversion.

Holders converting their Debentures will become holders of record of Common Shares on the date of conversion provided that, if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person entitled to receive Common Shares will become the holder of record of such Common Shares as at the date on which such register is next reopened.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (i) the subdivision or consolidation of the outstanding Common Shares; (ii) the issuance of Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution in certain circumstances; (iii) the payment of a cash dividend or distribution to all or substantially all of the holders of Common Shares in certain circumstances; (iv) the issuance of options, rights or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the then Current Market Price of a Common Share on such record date; (v) the distribution to all holders of Common Shares of any shares in the capital of the Company (other than Common Shares) or evidences of indebtedness or other assets of the Company in certain circumstances; and (vi) the payment to all holders of Common Shares in respect of an issuer bid for Common Shares by the Company to the extent that the market value of the payment exceeds the then market price of the Common Shares on the date of expiry of the bid.

Provided the Common Shares are then listed on the TSX (or such other recognized stock exchange), the term “Current Market Price” will be defined in the Indenture to mean, on any day, the volume weighted average trading price of the Common Shares on the TSX (or such other recognized stock exchange) for the 20 consecutive trading days ending on the fifth trading day preceding such date.

Subject to prior regulatory approval, if required, there will be no adjustment of the Conversion Price in respect of any event described in (ii), (iii), (iv) or (v) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or Effective Date. We will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%. However, any adjustments that are less than 1% of the Conversion Price will be carried forward and taken into account when determining subsequent adjustments.

In the case of: (i) any reclassification or capital reorganization (other than a change resulting only from consolidation or subdivision) of the Common Shares; (ii) our consolidation, amalgamation, arrangement, binding share exchange or merger with or into any other entity; (iii) the acquisition of the Company or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property; (iv) any sale or conveyance of our properties and assets as, or substantially as, an entirety to any other entity (other than a direct or indirect wholly-owned subsidiary of the Company); or (v) our liquidation, dissolution or winding-up, the terms of the conversion privilege will be adjusted so that each Debenture will, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger, acquisition, combination, sale, conveyance, liquidation, dissolution or winding-up, be exercisable for the kind and amount of our securities or property, or of such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger, acquisition, combination, sale, conveyance, liquidation, dissolution or winding-up if on the Effective Date thereof it had been the holder of the number of Common Shares into which the Debenture was convertible prior to the Effective Date thereof.

No fractional Common Shares will be issued upon conversion of the Debentures. In lieu thereof, we will satisfy such fractional interest by a cash payment equal to the relevant fraction of the Current Market Price of a whole Common Share.

Redemption and Purchase

The Debentures will not be redeemable by us before December 31, 2024, except in certain limited circumstances following a Change of Control. See “Description of Debentures – Repurchase upon a Change of Control”. On and after December 31, 2024 and prior to December 31, 2025, provided that the Current Market Price at the time at which notice of redemption is given is at least 125% of the Conversion Price, the Debentures may be redeemed by us, in whole or in part from time to time, at our option on not more than 60 days’ and not less than 30 days’ prior written notice, at the Redemption Price. On and after December 31, 2025 and prior to the Maturity Date, the Debentures may be redeemed by us, in whole or in part from time to time, at our option on not more than 60 days’ and not less than 30 days’ prior written notice, at the Redemption Price.

If less than all the Debentures outstanding at any time are to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and a portion of the Debentures being redeemed are being redeemed by the payment of freely tradeable Common Shares, the Debentures to be so redeemed will be selected by the Trustee on a pro rata basis or in such other manner as the Trustee deems equitable, subject to the approval of the TSX (or such other exchange on which the Debentures are then listed, as may be required from time to time) if we elect share settlement as described under “Description of Debentures – Payment upon Redemption or Maturity”.

We will have the right to purchase Debentures for cancellation in the market, by tender or by private contract, at any time, subject to regulatory requirements.

Payment upon Redemption or Maturity

On any Redemption Date or on the Maturity Date, as applicable, we will repay the indebtedness represented by the Debentures by depositing with the Trustee or any paying agent to the order of the Trustee such sums of money, or such Common Shares, or both as the case may be, as may be sufficient to pay, as applicable, (i) the Redemption Price of the Debentures so called for redemption, or (ii) the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon, if any, up to but excluding the Maturity Date.

On any Redemption Date or on the Maturity Date, as applicable, we may, at our option, on not more than 60 days’ and not less than 30 days’ prior written notice and subject to regulatory approval, provided that no Event of Default has occurred and is continuing, and subject to the satisfaction or waiver of all other conditions specified in the Indenture, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which will mature, together with all accrued and unpaid interest thereon, by issuing and delivering freely tradeable Common Shares to the holders of the Debentures. Payment for Debentures subject to such election would be satisfied by issuing and delivering to the holders of such Debentures such number of freely tradeable Common Shares as is obtained by dividing the principal amount of the Debentures subject to the election, together with all accrued and unpaid interest thereon, by 95% of the Current Market Price in effect on the Redemption Date or Maturity Date, as applicable.

No fractional Common Shares will be issued upon redemption or maturity of the Debentures; in lieu thereof, we will satisfy such fractional interest by a cash payment equal to the relevant fraction of the Current Market Price of a whole Common Share.

Cancellation

All Debentures converted, redeemed or purchased will be cancelled and no Debentures will be issued in substitution for those converted, redeemed or purchased.

Rank

The Debentures will be our direct, unsecured obligations and will be fully subordinated to all existing and future Senior Indebtedness (including the RBC Facility and the Leasing Facilities). The Debentures will rank equally with one another and will rank pari passu with the January 2021 Debentures and all of our other existing and future unsecured subordinated indebtedness to the extent subordinated on the same terms, as more particularly described below under “Description of Debentures – Subordination”.

The Indenture will not restrict our ability to incur additional indebtedness, including Senior Indebtedness, or to mortgage, pledge or charge our properties to secure any indebtedness or liabilities, including Senior Indebtedness.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated and, upon the occurrence of an event of default under the Senior Indebtedness, postponed, and subject in right of payment to the full and final payment of all of our Senior Indebtedness. “Senior Indebtedness” will be defined in the Indenture, to include, without limitation, indebtedness under the RBC Facility and the Leasing Facilities and other indebtedness the principal of and premium, if any, and interest on and other amounts in respect of all such indebtedness of us (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures, the January 2021 Debentures, and all other existing and future indebtedness or other instruments of us which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, creditor enforcement, realization, liquidation, reorganization or other similar proceedings relative to us, or to our property or assets, whether voluntary or involuntary, partial or complete, or in the event of any proceedings for liquidation, dissolution or winding-up of us, whether or not involving insolvency or bankruptcy and whether voluntary or involuntary, partial or complete, or any marshalling of our assets and liabilities, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon excluding the issuance of Common Shares on conversion, redemption or maturity of the Debentures, provided no Event of Default has occurred under the Indenture. The Indenture will also provide that we will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without limitation, by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures: (i) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures; or (ii) at any time when a default or an event of default has occurred under the Senior Indebtedness and is continuing or upon the acceleration of Senior Indebtedness and the notice of such default, event of default or acceleration has been given by or on behalf of holders of Senior Indebtedness to us, unless the Senior Indebtedness has been repaid in full.

The Trustees and we will also be authorized (and obligated upon a request from us) under the Indenture to enter into subordination agreements on behalf of the holders of Debentures with any holder of Senior Indebtedness.

Repurchase upon a Change of Control

Within 30 days following the occurrence of a Change of Control, we will be required to make a cash offer to purchase all of the Debentures (the “Debenture Offer”) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date of purchase (the “Offer Price”). A Change of Control will include the acquisition of voting control over 66 2⁄3% or more of the then outstanding Common Shares, or the sale or other transfer of all or substantially all of the Company’s consolidated assets, excluding a sale, merger, reorganization or other similar transaction if the previous holders of the Common Shares hold at least 66 2⁄3% of the voting control in such merged, reorganized or other continuing entity (each a “Change of Control”).

The Indenture will contain notification and repurchase provisions requiring us to give written notice to the Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all outstanding Debentures.

If 90% or more in aggregate principal amount of Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase following a Change of Control (other than Debentures held by or on behalf of the offeror or associates or affiliates of the offeror), we will have the right to redeem all the Debentures remaining outstanding on the expiration of the Debenture Offer in cash on the purchase date at the Offer Price. Notice of such redemption must be given to the Trustee by us within ten days following the expiration of the Debenture Offer and, promptly thereafter, by the Trustee to the holders of Debentures not tendered for purchase.

Make Whole Change of Control

In addition to the requirement for us to make a Debenture Offer in the event of a Change of Control, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenters’ appraisal rights; (ii) equity securities that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange, then, subject to regulatory approval, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending at 4:30 p.m. (Calgary time) on the date that is 30 days after the date that the Debenture Offer in respect of such Change of Control is delivered, holders of Debentures will be entitled to convert their Debentures and, subject to certain limitations, receive, subject to and upon completion of the Change of Control, in addition to the number of Common Shares they would otherwise be entitled to receive as set out under “Description of Debentures – Conversion Privilege” above, an additional number of Common Shares per $1,000 principal amount of Debentures as set out below (in each case, a “Make Whole Premium”).

The number of additional Common Shares per $1,000 principal amount of Debentures constituting the relevant Make Whole Premium will be determined by reference to the table below and is based on the date on which the Change of Control becomes effective (the “Effective Date”) and the price paid per Common Share in the transaction constituting the Change of Control (the “Change of Control Price”).

The following table shows what the Make Whole Premium would be for each hypothetical Change of Control Price and Effective Date set out below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For greater certainty, we will not be obliged to pay the Make Whole Premium other than by issuance of Common Shares upon conversion, subject to the provision relating to adjustment of the Conversion Price in certain circumstances and following the completion of certain types of transactions described under “Description of Debentures – Conversion Privilege” above.

Make Whole Premium Upon a Change of Control

(Number of Additional Common Shares per $1,000 Debenture)

	Effective Date
Change of Control Price	December 1, 2021	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
$3.12	82.4190	82.4190	82.4190	82.4190	82.4190	82.4190
$3.50	69.1829	69.1829	61.2943	53.8514	50.1686	48.1265
$4.00	56.5300	56.5300	48.0375	38.9450	28.9575	15.4800
$4.50	47.4489	47.4489	38.8333	29.1022	17.4489	2.8267
$6.00	31.5783	31.5783	23.7883	14.6217	0.4900	—
$7.00	25.7914	25.7914	18.8129	10.7157	0.0186	—
$9.00	19.0133	19.0133	13.4567	7.2733	—	—

The actual Change of Control Price and Effective Date may not be set out in the table, in which case:

(a)

if the actual Change of Control Price on the Effective Date is between two Change of Control Prices in the table or the actual Effective Date is between two Effective Dates in the table, the Make Whole Premium will be determined by a straight-line interpolation between the Make Whole Premiums set out for the two Change of Control Prices and the two Effective Dates in the table based on a 365-day year, as applicable;

(b)	if the Change of Control Price on the Effective Date exceeds $9.00 per Common Share, subject to adjustment as described below, the Make Whole Premium will be zero; and

(c)	if the Change of Control Price on the Effective Date is less than $3.12 per Common Share, subject to adjustment as described below, the Make Whole Premium will be zero.

The Change of Control Prices set out in the table above will be adjusted as of any date on which the Conversion Price of the Debentures is adjusted. The adjusted Change of Control Prices will equal the Change of Control Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the Conversion Price immediately prior to the adjustment giving rise to the Change of Control Price adjustment. The number of additional Common Shares set out in the table above will be adjusted in the same manner as the Conversion Price as set out above under “Description of Debentures – Conversion Privilege”, other than by operation of an adjustment to the Conversion Price by adding the Make Whole Premium as described above.

Interest Payment Election

We may elect, from time to time (including following conversion, at the time of redemption or at the time of maturity), subject to applicable regulatory approval and provided that the Company is not in default under the Indenture, to satisfy an Interest Obligation: (i) in cash; (ii) by delivering sufficient Common Shares to the applicable Trustee for sale, to satisfy the Interest Obligation, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares (a “Common Share Interest Payment Election”); or (iii) any combination of (i) and (ii) above.

The Indenture will provide that, upon us making a Common Share Interest Payment Election, the applicable Trustee will: (i) accept delivery of the Common Shares from us; (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as we shall direct in our absolute discretion through investment banks, brokers or dealers identified by us; (iii) invest the proceeds of such sales on our direction in direct obligations (or certificates representing an ownership interest in such obligations) of the government of Canada or any province thereof or the government of the United States of America (in each case including any agency or instrumentality thereof) which mature prior to an applicable Interest Payment Date and use such proceeds to satisfy the applicable Interest Obligation; and (iv) perform any other action necessarily incidental thereto as directed by us in our absolute discretion.

The Indenture will set out the procedures to be followed by us and the Trustees in order to effect the Common Share Interest Payment Election. If a Common Share Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive a cash payment equal to the interest owed on such holder’s Debentures from the applicable Trustee out of the proceeds of the sale of Common Shares, plus any amount received by the applicable Trustee from us attributable to any fractional Common Shares, in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to us in respect of the Interest Obligation.

Notwithstanding the foregoing, neither the making of a Common Share Interest Payment Election nor the consummation of sales of Common Shares will: (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date; or (ii) entitle such holders to receive any Common Shares in satisfaction of such Interest Obligation.

Restrictions on Share Redemption or Maturity Right

We will not, directly or indirectly (through a subsidiary or otherwise), undertake or announce any rights offering, issuance of securities, subdivision of the Common Shares, dividend or other distribution on the Common Shares or any other securities, capital reorganization, reclassification or any similar type of transaction in which:

(a)	the number of securities to be issued;

(b)	the price at which securities are to be issued, converted or exchanged; or

(c)	any property or cash that is to be distributed or allocated,

is in whole or in part based upon, determined in reference to, related to or a function of, directly or indirectly: (i) the exercise or potential exercise of the right to issue Common Shares on redemption or maturity of the Debentures; or (ii) the Current Market Price determined in connection with the exercise or potential exercise of our right to issue Common Shares on redemption or maturity of the Debentures.

Modification

The rights of the holders of Debentures may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which make binding on all holders of outstanding Debentures, resolutions passed at meetings of the holders of outstanding Debentures by votes cast thereat by holders of not less than 66 2⁄3% of the principal amount of the then-outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2⁄3% of the principal amount of the then-outstanding Debentures. Under the Indenture, certain amendments of a technical nature or which are not prejudicial to the rights of the holders of the Debentures may be made to the Indenture without the consent of the holders of the Debentures.

Consolidation, Mergers or Sales of Assets

The Indenture will provide that we may not, without the consent of the holders of the Debentures, consolidate with, amalgamate with or merge with or into any person (including pursuant to a plan of arrangement), or convey, transfer or lease all or substantially all of our assets, or permit any person to consolidate with, amalgamate with or merge into or convey, transfer or lease substantially all its assets to us, unless:

(a)	the resulting, surviving or transferee person expressly assumes all of our obligations under the Debentures and Indenture;

(b)	immediately after giving effect to such transaction, no Event of Default would be continuing; and

(c)	such other conditions as may be described in the Indenture are met.

Although such transactions are permitted under the Indenture, certain of the foregoing transactions could constitute a Change of Control, which would require us to offer to purchase the Debentures as described above under the heading “Description of Debentures – Repurchase upon a Change of Control”.

Events of Default

The Indenture will provide that an event of default in respect of the Debentures (an “Event of Default”) will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium (whether by payment of cash or delivery of Common Shares), if any, when due on the Debentures whether at maturity, upon redemption or a Change of Control, by declaration or otherwise; (iii) default in the delivery, when due, of any Common Shares or other consideration, including any Make Whole Premium, payable on conversion with respect to the Debentures, which default continues for 15 days; (iv) our failure to comply with our obligations to repurchase the Debentures as required under the Indenture; (v) our failure to comply with our obligations to redeem the Debentures as required under the Indenture; and (vi) certain events of bankruptcy, insolvency or reorganization of us under bankruptcy or insolvency laws.

If an Event of Default has occurred and is continuing, either Trustee may, in its discretion, and will, upon the request of holders of not less than 25% in principal amount of the then-outstanding Debentures declare the principal of, premium (if any) and interest on all outstanding Debentures to be immediately due and payable. The registered holders of a majority in aggregate principal amount of the Debentures by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree already rendered and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration.

A Trustee will not be deemed to have notice of any default or Event of Default, except Events of Default for payment of principal, interest or premium by the Company, unless a responsible officer of such Trustee has actual knowledge thereof or unless written notice of any event that is in fact such a default is received by such Trustee at the corporate trust office of such Trustee, and such notice references the Debentures and the Indenture.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, and not less than 90% of the principal amount of the then-outstanding Debentures (other than Debentures beneficially owned, or over which control or direction is exercised, on the date of the take-over bid by the offeror, any affiliate or associate of the offeror or any person or company acting jointly or in concert with the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by those who did not accept the offer on the terms offered by the offeror.

Non-Certificated Issue

The Debentures issuable under the Offering will be issued in electronic form as non-certificated inventory and must be purchased or transferred through a participant in the depository service of CDS (a “Participant”).

On the Closing Date, the applicable Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. Unless the book-based system is terminated as described below, a purchaser acquiring a beneficial interest in the Debentures (a “Beneficial Owner”) will only be entitled pursuant to the Business Corporations Act (Alberta) to receive a certificate for Debentures or the Common Shares issuable on the conversion of the Debentures, if requested and withdrawn from the CDS book-based system. Such request will need to be made through the Participant through whom the beneficial interest in the securities are held at the time of the request. Purchasers of Debentures will not be shown on the records maintained by CDS, except through a Participant. Beneficial interests in Debentures will be represented solely through the book-based system and such interests will be evidenced by customer confirmations of purchase from the Underwriter or registered dealer from which the applicable Debentures are purchased in accordance with the practices and procedures of that registered dealer.

In addition, registration of interests in and transfers of the Debentures will be made only through the depository service of CDS. As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (i) may not have Debentures registered in their name; (ii) may not have physical certificates representing their interest in the Debentures; (iii) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (iv) may be unable to pledge Debentures as security. The Debentures issuable under the Offering will be issued to Beneficial Owners thereof in fully registered and certificated form (“Debenture Certificates”) only if: (i) required to do so by applicable law; (ii) requested by a Beneficial Owner in accordance with the agreements and policies between CDS and the Participants; (iii) CDS advises either Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Debentures and we are unable or do not wish to locate a qualified successor; or (iv) we, at our option, decide to terminate the book-based system through CDS in accordance with the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the applicable Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon receipt of instructions from CDS for the new registrations, the applicable Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter we will recognize the holders of such Debenture Certificates as holders of Debentures under the Indenture. Interest on the Debentures will be paid directly to CDS and subsequently disbursed while the book-based system is in effect. If Debenture Certificates are issued, we will pay interest, either directly or through the applicable Trustee or any agent of the applicable Trustee, by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the applicable Trustee. Payment of principal, including payment in the form of Common Shares, if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS and subsequently disbursed while the book-based system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Common Shares, if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the applicable Trustee or as otherwise specified in the Indenture.

Neither the Company, the Trustees nor the Underwriters will assume any liability for: (i) any aspect of the electronic records maintained by CDS relating to any ownership interests or any other interests in the Debentures or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Debenture represented by an electronic position in the non-certificated inventory system administered by CDS (other than CDS or its nominee); (ii) maintaining, supervising or reviewing any records relating to the Debentures; or (iii) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules and regulations governing CDS or any action to be taken by CDS on its own direction or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for any payments relating to the Debentures, paid by or on behalf of the Company to CDS.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture in certain circumstances, including by delivering to the Trustee for cancellation all outstanding Debentures or by depositing with the Trustee, or the paying agent, if applicable, after the Debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or as a result of a Change of Control, or upon conversion or otherwise, cash or Common Shares (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding Debentures and paying all other sums payable under the Indenture. Despite such discharge, the holders of Debentures and the Company shall continue to have and be subject to their respective rights, duties and obligations under certain provisions of the Indenture, including the provisions relating to conversion and redemption.

Governing Laws

The Indenture and Debentures will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein; provided, that the rights, protections, duties, obligations and immunities of the U.S. Trustee under the Indenture will be governed by and construed under the laws of the State of New York.

Description of the Common Shares

We are authorized to issue an unlimited number of Common Shares of which 85,334,555 are issued and outstanding as at September 30, 2021. The holders of Common Shares are entitled to notice of and to attend all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote) and are entitled to one vote per Common Share. Holders of Common Shares are not entitled to cumulative voting rights in respect of the election of directors or otherwise. There are no restrictions on foreign holders voting our Common Shares. Holders of Common Shares are entitled to receive, if, as and when declared by the board of directors of the Company (the “Board”), such dividends as may be declared thereon by the Board from time to time; provided that the Company may declare dividends on any class of shares to the exclusion of any other class without being obliged to declare any dividends on the Common Shares. In the event of dissolution, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of Common Shares are entitled to share equally on a pro rata basis in the remaining property of the Company.

PLAN OF DISTRIBUTION

Pursuant to the terms and conditions of the Underwriting Agreement among us and each of the Underwriters, we have agreed to create, issue and sell and the Underwriters have severally agreed to purchase on the Closing Date, $35,000,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture, payable in cash to the Company against delivery of such Debentures, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriting Agreement provides that we will pay the Underwriters’ Fee of $40 per Debenture. The Underwriters’ Fee is payable in full upon the closing of the Offering. The terms of the Offering were determined by negotiation between the Company and the Underwriters. Completion of the Offering is subject to a number of conditions, including the approval of the TSX.

We have granted to the Underwriters the Over-Allotment Option to purchase up to an additional 5,250 Debentures at a price of $1,000 per Debenture, exercisable, at any time and from time to time, in whole or in part, commencing on the Closing Date and ending on the date that is 30 days following the Closing Date, to cover over-allotments, if any, or for market stabilization purposes. A purchaser who acquires Debentures, forming part of the Underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total gross proceeds of the Offering, the Underwriters’ Fee and the net proceeds to us (before deducting expenses of the Offering) will be $40.3 million, $1.6 million and $38.6 million, respectively. This short form prospectus also qualifies the distribution of the Over-Allotment Option granted to the Underwriters and the Debentures issuable upon exercise of the Over-Allotment Option granted to the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several, and may be terminated at their discretion upon the occurrence of certain stated events, as described in the Underwriting Agreement. Each Underwriter may terminate its obligations under the Underwriting Agreement, by written notice to the Company (with a copy to the other Underwriters), in the event that after the date of the Underwriting Agreement and at any time prior to the Closing Date: (i) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding is instituted, announced or threatened or any order is issued under or pursuant to any relevant statute or policy or made by any federal, provincial, state or other governmental authority, commission, board, bureau, agency or instrumentality (including without limitation the TSX, Nasdaq or any securities regulatory authority) in relation to the Company or any of its material subsidiaries, or there is any change in law, regulation or policy, or the interpretation or administration thereof, or there is a general moratorium on banking activities in the United States or Canada declared by relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services, which, in any such cases, in the opinion of any of the Underwriters, acting reasonably, operates to impact, suspend, restrict, inhibit, prevent or otherwise adversely impact the distribution or trading of the Debentures or the Common Shares; (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war or, act of terrorism or plague of national or international consequence, including by way of COVID-19 only to the extent that there are material adverse developments related thereto after November 19, 2021, or a new or change in any law or regulation which, in the opinion of any Underwriter, acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; (iii) there should occur, be discovered by the Underwriters or be announced by the Company, any material change, a new material fact or a change in any material fact in the condition (financial or otherwise), earnings, business, affairs or business prospects of DIRTT (on a consolidated basis) which, in the opinion of any Underwriter, acting reasonably, has or could be reasonably expected to have a significant adverse effect on the market price or value of the Common Shares or could reasonably be expected to result in the purchasers of a material amount of Debentures exercising their rights under applicable securities laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof; or (iv) DIRTT is in breach or failed to comply in all material respects with the terms and conditions of the Underwriting Agreement. If one or more Underwriters fails to purchase the Debentures which it has agreed to purchase, the remaining Underwriter(s) may terminate their obligation to purchase their allotment of Debentures, or may, but are not obligated to, purchase the Debentures not purchased by the Underwriter or Underwriters which fail to purchase; provided, however, that in the event that the percentage of the total number of Debentures which one or more Underwriters has failed or refused to purchase is 10% or less of the total number of Debentures which the Underwriters have agreed to purchase, the other Underwriters shall be obligated severally to purchase on a pro rata basis the Debentures which would otherwise have been purchased by the one or more Underwriters which failed or refused to purchase. The Underwriters are, however, obligated to take up and pay for all Debentures if any are purchased under the Underwriting Agreement.

The Underwriting Agreement also provides that we will indemnify the Underwriters, and their respective affiliates and subsidiaries and their respective directors, officers, partners, agents, employees and advisors against certain liabilities and expenses.

Except as otherwise stated herein, the Debentures will be issued in electronic form as non-certificated inventory and must be purchased or transferred through a Participant. See “Description of Debentures – Non-Certificated Issue”.

Subject to applicable securities laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail on the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Debentures initially at the offering price specified herein. After a reasonable effort has been made to sell all of the Debentures at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Debentures remaining unsold. In the event that the offering price of the Debentures is reduced, the compensation received by the Underwriters will be decreased by the amount the aggregate price paid by the purchasers for the Debentures is less than the gross proceeds paid by the Underwriters to us for the Debentures. Any such reduction will not affect the proceeds received by us.

We have agreed with the Underwriters that the Company, and each of its senior officers and directors, will not, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of NBF, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, except, in the case of the Company: (i) pursuant to acquisitions, subject to any selling shareholder who receives securities from the Company being locked up for a period of at least 90 days from the Closing Date; (ii) to satisfy existing instruments already issued as of the date of the Underwriting Agreement; (iii) in conjunction with deferred shares pursuant to the Company’s deferred share plan; (iv) in conjunction with awards under the Company’s long term incentive plan or any withholdings related thereto; (v) to satisfy obligations under the Company’s dividend reinvestment plan or deferred share plan or employee share purchase plan; or (vi) under any rights plan adopted from time to time by the Company, for a period of 90 days from the Closing Date, without the prior consent of NBF, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices and the liquidity of the Debentures, and the extent of issuer regulation. We have received conditional approval to list the Offered Securities on the TSX. Listing of the Offered Securities on the TSX will be subject to our fulfillment of all the listing requirements of the TSX on or before February 11, 2022. We have given notice to the Nasdaq to list the Common Shares issuable on conversion, redemption and maturity of the Debentures or otherwise issuable pursuant to the Indenture. See “Risk Factors”.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Closing Date is anticipated to occur on or about December 1, 2021 or such other date as may be agreed upon by us and the Underwriters, but in any event not later than 42 days after the date of the receipt for this short form prospectus.

The Debentures are being concurrently conditionally offered in the United States and Canada pursuant to and in accordance with the conditions contained in the Underwriting Agreement. The Company has filed the U.S. Registration Statement (File No. 333-251660) and a preliminary prospectus supplement with respect to the Debentures with the SEC under the U.S. Securities Act. Except as described below, each of the Underwriters will offer the Debentures for sale in Canada either directly or through their respective broker-dealer affiliates or agents registered in Canada. Craig-Hallum Capital Group LLC is not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell the Debentures outside of Canada. The Debentures will be offered by the Underwriters, either directly or through their respective broker-dealer affiliates or agents registered in the United States under the U.S. Prospectus.

PRIOR SALES

The following table summarizes the Common Shares or the securities convertible into or exchangeable for Common Shares that we issued during the twelve-month period prior to the date of this short form prospectus.

Date of Issue	Type of Security	Number of Securities	Price per Security
November 9, 2020	RSUs	15,071	US$	1.44	(1)
March 1, 2021	RSUs	1,890,987		$2.88	(2)
March 1, 2021	Performance RSUs	878,601		$2.88	(2)
April 16, 2021	Common Shares	8,270		$3.78
May 3, 2021	Common Shares	5,279		$4.06
May 10, 2021	RSUs	6,294		$4.10	(2)
May 28, 2021	Common Shares	537		$4.10
June 2, 2021	Common Shares	1,029		$4.34
June 21, 2021	Common Shares	191,074		$4.42
June 22, 2021	Common Shares	389,511		$4.52
July 7, 2021	Common Shares	34,511		$5.27
July 26, 2021	Common Shares	16,507		$5.21
August 6, 2021	Common Shares	6,473		$5.74
August 9, 2021	RSUs	21,821	US$	4.58	(1)
November 8, 2021	RSUs	57,595		$3.29

Notes:

(1)	Represents the closing price of the Common Shares on the Nasdaq on the business day immediately prior to the grant of the RSUs.
(2)	Represents the closing price of the Common Shares on the TSX on the business day immediately prior to the grant of the RSUs.

In addition to the foregoing, on January 25, 2021, the Company completed a $35.0 million bought-deal financing of the January 2021 Debentures. On January 29, 2021, the Company issued a further $5.25 million of the January 2021 Debentures under the terms of an overallotment option granted to the underwriters in connection with the offering. The January 2021 Debentures are, in certain circumstances and subject to certain adjustments, convertible into Common Shares at a conversion price of $4.65 per Common Share, being a ratio of approximately 215.0538 Common Shares per $1,000 principal amount of debentures. If the January 2021 Debentures were converted, it would result in the issuance of approximately 8,655,914 Common Shares, subject to adjustment. See Note 6 to our Interim Financial Statements for additional information.

MARKET FOR SECURITIES

The Common Shares are listed on the TSX under the trading symbol “DRT” and on the Nasdaq under the trading symbol “DRTT”. The following tables set forth information concerning the monthly price ranges and trading volume of the Common Shares on the TSX and the Nasdaq for the periods indicated. On the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX on November 25, 2021 and on the Nasdaq on November 24, 2021 was $3.05 and US$2.48, respectively. See “Risk Factors”.

	TSX				Nasdaq
	Share Price Trading Range				Share Price Trading Range
	High(1)	Low(1)	Close(1)	Share Volume(1)	High(1)	Low(1)	Close(1)	Share Volume(1)
	($ per share)				(US$ per share)
2020
November	2.29	1.79	2.16	3,222,045	1.74	1.34	1.67	477,893
December	3.65	2.16	3.11	5,986,626	2.85	1.68	2.47	2,221,290
2021
January	3.47	2.75	2.89	2,224,776	2.71	2.18	2.26	792,935
February	3.34	2.73	2.88	2,220,612	2.64	2.17	2.24	583,283
March	4.23	2.82	3.86	3,592,483	3.39	2.25	3.09	921,393
April	4.45	3.68	4.20	1,008,314	3.52	2.96	3.43	260,326
May	4.59	3.78	4.25	1,302,441	3.85	3.11	3.42	365,146
June	5.52	4.09	5.34	1,371,716	4.50	3.24	4.28	369,658
July	5.98	4.94	5.72	2,570,774	4.69	3.96	4.60	333,474
August	5.99	4.53	4.60	8,135,582	4.95	3.56	3.66	424,983
September	4.81	3.79	3.92	1,051,651	3.79	2.96	3.10	227,172
October	4.12	3.65	4.00	650,352	3.30	2.89	3.22	123,338
November 1 – 25	4.01	2.89	3.05	1,228,123	3.25	2.34	2.48	303,928

Note:

(1) Source: Bloomberg

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Company, and Goodmans LLP, counsel to the Underwriters, the following is, as at the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a purchaser who acquires Debentures as a beneficial owner pursuant to the Canadian Offering and who, for the purposes of the Tax Act and at all relevant times, (i) holds the Debentures and the Common Shares, if any, issued on the conversion, redemption or maturity of the Debentures or otherwise issuable pursuant to the Indenture as capital property, (ii) deals at arm’s length with the Company and the Underwriters, and (iii) is not affiliated with either the Company or the Underwriters (for purposes of this “Certain Canadian Federal Income Tax Considerations” section only, a “Holder”). Generally, the Offered Securities will be considered to be capital property to a Holder provided that the Holder does not hold any of the Offered Securities in the course of carrying on a business of buying and selling, or trading or dealing in, securities and does not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the mark-to-market rules; (ii) that is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; (iv) that makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” with respect to any of the Offered Securities; (vi) that is a partnership; (vii) that is exempt from tax under the Tax Act; (viii) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length with a corporation resident in Canada that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Securities, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act; or (ix) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement” of the Holder, each as defined or within the meaning of the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in the Offered Securities. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Securities.

This summary is based on the provisions of the Tax Act in force at the date hereof, all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, as well as counsel’s understanding of the current published administrative policies and assessing practices of the CRA. Aside from such specific proposals, this summary does not take into account or anticipate any changes in the law or administrative policy or assessing practice, whether by legislative, governmental, judicial, regulatory or administrative decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income or other tax considerations applicable to an investment in the Offered Securities. The tax consequences of acquiring, holding and disposing of the Offered Securities will vary according to the status and circumstances of the particular purchaser or holder. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser or holder and no representations with respect to the income or other tax consequences to any particular purchaser or holder are made. Prospective purchasers should be aware that the acquisition, holding and disposition of Offered Securities may have tax consequences which are not described in this short form prospectus. Prospective purchasers should consult their own tax advisors about the tax consequences to them of acquiring, holding and disposing of the Offered Securities in their own circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Resident Holder”).

Taxation of Interest on Debentures

A Resident Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on the Debentures that accrues (or is deemed to accrue) to such Resident Holder to the end of the taxation year or that has become receivable by or is received by such Resident Holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest (or amount considered to be interest) was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual, will be required to include in computing income for a taxation year any interest (or amount considered to be interest) on the Debentures that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), including on a conversion, redemption or repayment on maturity, except to the extent that the interest (or amount considered to be interest) was included in computing the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Debenture should become an “investment contract” (as defined in the Tax Act) in relation to such Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues or is deemed to accrue to the Resident Holder on the Debenture up to the end of any “anniversary day” (as defined in the Tax Act) in that year to the extent such interest (or amounts considered to be interest) was not otherwise included in computing the Resident Holder’s income for that year or a preceding year.

A Resident Holder of Debentures that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include interest income.

The Company may elect to satisfy interest by delivering Common Shares to the Canadian Trustee for sale, as described under “Description of Debentures – Interest Payment Election”, in which event a Resident Holder would be entitled to a cash payment equal to the interest payable from the proceeds of sale of such Common Shares by the Canadian Trustee. Satisfaction by the Company of the interest in this manner should not impact the above described Canadian federal income tax implications under the Tax Act.

The Company may elect to satisfy accrued and unpaid interest on Debentures, on maturity or redemption, by issuing and delivering Common Shares, as described under “Description of Debentures – Payment upon Redemption or Maturity” in which event a Resident Holder would receive Common Shares. The fair market value of the Common Shares so received as payment of interest is subject to the above described Canadian federal income tax implications under the Tax Act. The Resident Holder’s cost of the Common Shares so received will be equal to the fair market value of such Common Shares. The cost to a Resident Holder of the Common Shares so acquired must be averaged with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property to determine the Resident Holder’s adjusted cost base of all such Common Shares held.

Any amount paid by the Company as a penalty or bonus, including the Make Whole Premium, whether in cash or by delivering Common Shares, payable because of the repayment by the Company of all or part of the principal amount of a Debenture before its maturity will, to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the payment of, interest that, but for the repayment before maturity, would have been paid or payable by the Company as interest on the Debenture for a taxation year ending after the repayment of such amount, be deemed to be received by the Resident Holder as interest on the Debentures and will be required to be included in computing the Resident Holder’s income as described above. The Resident Holder’s cost of the Common Shares so received will be equal to the fair market value of such Common Shares. The cost to a Resident Holder of the Common Shares so acquired must be averaged with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property to determine the Resident Holder’s adjusted cost base of all such Common Shares held.

Exercise of the Conversion Privilege

Generally, a Resident Holder who converts a Debenture into Common Shares and receives only Common Shares on such conversion (or Common Shares and cash delivered in lieu of a fraction of a Common Share) pursuant to the conversion privilege under the terms of the Debenture (a “Qualifying Conversion”) will be deemed not to have disposed of the Debenture for most purposes of the Tax Act and, accordingly, will not recognize a capital gain (or capital loss) upon such conversion. Under the long-standing administrative practice of the CRA, a Resident Holder who, upon conversion of a Debenture, receives cash not in excess of $200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby recognizing a capital gain (or capital loss), or reduce the aggregate adjusted cost base of the Common Shares that the Resident Holder receives on the conversion by the amount of the cash received.

Upon a conversion of a Debenture, interest accrued thereon, to the extent not otherwise previously included in income, will be included in computing the income of the Resident Holder as described above under “Holders Resident in Canada – Taxation of Interest on Debentures”.

The aggregate cost to a Resident Holder of the Common Shares acquired on a Qualifying Conversion will generally be equal to the aggregate of the Resident Holder’s adjusted cost base of the Debenture immediately before the conversion, less any reduction of adjusted cost base for cash received in lieu of fractional shares as discussed above. The cost to a Resident Holder of the Common Shares acquired on the conversion of a Debenture must be averaged with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property at the time of the conversion of the Debenture to determine the Resident Holder’s adjusted cost base of all such Common Shares held.

Disposition of Debentures

A disposition or deemed disposition of a Debenture by a Resident Holder, including on a redemption, payment on maturity or purchase for cancellation, but not including a Qualifying Conversion, will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition (which will exclude interest (and amounts considered to be interest) accrued or deemed to accrue thereon to the date of disposition and not yet due) are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base of the Debenture immediately before the disposition or deemed disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

If the Company pays any amount upon the redemption, purchase or maturity of a Debenture by issuing Common Shares to the Resident Holder (but not including on a Qualifying Conversion), the Resident Holder’s proceeds of disposition of the Debenture will be equal to the fair market value, at the time of redemption, purchase or maturity of the Debenture, of the Common Shares and any other consideration so received (except consideration received in satisfaction of accrued interest or that is deemed to be interest). The Resident Holder’s cost of the Common Shares so received will be equal to the fair market value of such Common Shares. The cost to a Resident Holder of the Common Shares so acquired must be averaged with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property to determine the Resident Holder’s adjusted cost base of all such Common Shares held.

Upon a disposition or deemed disposition of a Debenture, interest (and amounts considered to be interest) accrued or deemed to accrue thereon to the date of disposition, to the extent that such interest has not otherwise been included in computing the income of the Resident Holder, will be included in computing the income of the Resident Holder, as described above under “Holders Resident in Canada – Taxation of Interest on Debentures”, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Debentures.

Receipt of Dividends on Common Shares

A Resident Holder generally will be required to include in computing its income for a taxation year any dividends received or deemed to be received on such Resident Holder’s Common Shares during such taxation year.

In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules generally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit if such dividends are designated as “eligible dividends” (as defined in the Tax Act) by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend included in the Resident Holder’s income for the taxation year generally will be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Disposition of Common Shares

A disposition or deemed disposition of a Common Share by a Resident Holder (except to the Company, other than a purchase by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Common Share are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base of such Common Share and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received by the Resident Holder on such Common Share (or on a share for which the Common Share has been substituted), to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, an additional tax (refundable in certain circumstances) on certain investment income including taxable capital gains.

Capital gains realized by a Resident Holder that is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, (i) is neither a resident of Canada nor deemed to be resident in Canada, (ii) does not, and is not deemed to, use or hold any of the Offered Securities in, or in the course of carrying on, a business in Canada, (iii) is entitled to receive all payments (including interest and principal) in respect of a Debenture, (iv) deals at arm’s length with any person or partnership who is a resident or deemed resident of Canada to whom the Holder assigns or otherwise transfers a Debenture, (v) is not an “authorized foreign bank” (as defined in the Tax Act), (vi) is not a person who carries on an insurance business in Canada and elsewhere, and (vii) is neither a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company nor a person who does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Company (a “Non-Resident Holder”).

Taxation of Interest on Debentures

A Non-Resident Holder will generally not be subject to Canadian withholding tax in respect of amounts paid or credited, or deemed to have been paid or credited, by the Company to a Non-Resident Holder as, on account or in lieu of, or in satisfaction of, interest or principal in respect of the Debentures. Non-Resident Holders should consult with their own tax advisors and refer to the discussion under the heading “Risk Factors – Risks Relating to our Debentures and Common Shares – Payments made by us in respect of the Debenture will be made net of any applicable taxes or other required withholdings” and “Risk Factors – Risks Relating to our Debentures and Common Shares – Interest on the Debentures may be subject to Canadian withholding tax”.

Exercise of the Conversion Privilege

Generally, a Non-Resident Holder who converts a Debenture into Common Shares pursuant to a Qualifying Conversion will be deemed not to have disposed of the Debenture for most purposes of the Tax Act and, accordingly, will not recognize a gain (or loss) upon such conversion.

On a Qualifying Conversion of a Debenture by a Non-Resident Holder into Common Shares and cash in lieu of a fraction of such Common Shares, if such Common Shares constitute “taxable Canadian property” to the Non-Resident Holder, as discussed below, and if the value of such cash does not exceed $200, under the administrative practice of the CRA, the Non-Resident Holder may either treat this amount as proceeds of disposition and calculate and report a gain or loss and pay tax in Canada subject to relief under the applicable tax treaty or convention, or reduce the aggregate adjusted cost base of the Common Shares that the Non-Resident Holder receives on the conversion by the amount of cash received.

Upon the conversion of a Debenture, any payment representing interest accrued from the date of the last payment of interest to the date of conversion, or any deemed payment of interest, will be subject to the Canadian federal income tax considerations described above under “Holders Not Resident in Canada – Taxation of Interest on Debentures”.

The aggregate cost to a Non-Resident Holder of the Common Shares acquired on a Qualifying Conversion will generally be equal to the aggregate of the Non-Resident Holder’s adjusted cost base of the Debenture immediately before the conversion, less any reduction of adjusted cost base for cash received in lieu of fractional shares as discussed above. The cost to a Non-Resident Holder of the Common Shares acquired on the conversion of a Debenture must be averaged with the adjusted cost base of all other Common Shares held by the Non-Resident Holder as capital property at the time of the conversion of the Debenture to determine the Non-Resident Holder’s adjusted cost base of all such Common Shares held.

Disposition of Debentures and Common Shares

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Debentures or Common Shares unless the Non-Resident Holder’s Debentures or Common Shares, as the case may be, are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

If the Debentures or Common Shares are “taxable Canadian property” to a Non-Resident Holder and such Non-Resident Holder is not exempt from tax under the Tax Act in respect of the disposition of such Debentures or Common Shares pursuant to an applicable income tax treaty or convention, the tax consequences as described above under the headings “Holders Resident in Canada – Disposition of Debentures”, “Holders Resident in Canada – Disposition of Common Shares” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. If the Debentures or Common Shares are “taxable Canadian property” to a Non-Resident Holder, the Non-Resident Holder may in certain circumstances be required to file a Canadian tax return reporting the disposition of such Debentures or Common Shares even if no gain is realized by the Non-Resident Holder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.

Generally, the Common Shares will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time provided that the Common Shares are listed at that time on a designated stock exchange (which includes the TSX and the Nasdaq), unless at any particular time during the 60-month period that ends at that time:

(a)

one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal with at arm’s length (within the meaning of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (iv) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

(b)

more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

In the case of the Debentures, the Debentures would generally be “taxable Canadian property” to a Non-Resident Holder at a particular time if, at any time in the previous 60-month period that ends at that time: (i) the Debentures provide such Non-Resident Holder with the right to acquire 25% or more of the Common Shares or shares of the Company held by the Non-Resident Holder at that time satisfy the requirement in paragraph (a) above describing whether the Common Shares constitute “taxable Canadian property”, and (ii) the requirement in paragraph (b) above is satisfied at that time.

Where the Debentures constitute “taxable Canadian property” to a Non-Resident Holder, any Common Shares received by the Non-Resident Holder on a Qualifying Conversion of such Debentures will be deemed to constitute “taxable Canadian property” to the Non-Resident Holder for a period of 60 months.

In addition to the foregoing, in certain circumstances set out in the Tax Act, Common Shares and Debentures could be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares or Debentures may constitute taxable Canadian property should consult their own tax advisors.

Even if the Common Shares or Debentures are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares or debentures will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Common Shares or Debentures, as the case may be, constitute “treaty-protected property”, as defined in the Tax Act.

Dividends on Common Shares

Where a dividend is paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Common Shares, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence. Under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada-US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%, and to 5% if such Non-Resident Holder is a corporation that beneficially owns at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors for the requirements to be satisfied to qualify for reductions in Canadian withholding tax on any dividends.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Company, and Goodmans LLP, counsel to the Underwriters, based on the provisions of the Tax Act in effect on the date hereof:

(a)

provided that, on the date the Debentures offered pursuant to the Canadian Offering are issued, either (i) the Debentures are listed on a designated stock exchange (as defined in the Tax Act), which currently includes the TSX, (ii) the Common Shares are listed on a designated stock exchange (as defined in the Tax Act), which currently includes the TSX and the Nasdaq, or (iii) the Company is otherwise a “public corporation” (other than a mortgage investment corporation) (as defined in the Tax Act), the Debentures offered pursuant to this short form prospectus will, at the time of issuance, be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered education savings plan (“RESP”), registered retirement income fund (“RRIF”), registered disability savings plan (“RDSP”) or tax-free savings account (“TFSA”) (collectively, “Registered Plans”) or a deferred profit sharing plan (“DPSP”), except a trust governed by a DPSP to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution; and

(b)

provided that, on the date the Common Shares issuable on the conversion of the Debentures offered pursuant to the Canadian Offering are issued, the Common Shares are listed on a designated stock exchange (as defined in the Tax Act), which currently includes the TSX and the Nasdaq, or the Company is otherwise a “public corporation” (other than a mortgage investment corporation) (as defined in the Tax Act), such Common Shares issued on the conversion of the Debentures will, at the time of issuance, be qualified investments under the Tax Act for Registered Plans.

Notwithstanding that the Debentures and Common Shares may be qualified investments as discussed above, if the Debentures or Common Shares are a “prohibited investment” (as defined in the Tax Act) for a Registered Plan, a holder, annuitant or subscriber, as the case may be, of the Registered Plan will be subject to a penalty tax as set out in the Tax Act. The Debentures and Common Shares will generally not be a prohibited investment provided the holder, annuitant or subscriber, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, a Common Share will generally not be a “prohibited investment” if the Common Share is “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for trusts governed by a Registered Plan.

Holders, annuitants and subscribers, as the case may be, of a Registered Plan who intend to hold Offered Securities in a Registered Plan should consult their own tax advisors to ensure that the Debentures and Common Shares would not be a prohibited investment having regard to their particular circumstances.

RISK FACTORS

Investing in our Debentures involves a high degree of risk. In addition to the information set forth in this short form prospectus and documents incorporated by reference herein, you should carefully consider the risks described below, with other information in this short form prospectus and the documents incorporated by reference herein, including the additional risk factors relating to our business discussed in our Annual Report, our Interim MD&A and certain other documents incorporated by reference or deemed to be incorporated by reference herein, which risk factors are incorporated herein by reference. The occurrence of any of these risks could materially affect our business, financial condition, or results of operations. In such an event, the market price of our Debentures could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may materially adversely affect our business, financial condition and results of operations.

Risks Relating to Recent Events

Our business, financial condition, results of operations and growth could be harmed by the effects of the COVID-19 pandemic and related government measures.

The COVID-19 pandemic has created significant volatility, uncertainty and economic disruption. The extent to which COVID-19, or other public health pandemics or epidemics, impact our employees, operations, customers, suppliers and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the COVID-19 pandemic (and whether there is a resurgence or multiple resurgences of the virus in the future, including as a result of strain variations); the actions taken by governments and public health officials in response to the pandemic; the availability and effectiveness of vaccines, approvals thereof and the speed of vaccine distribution; the impact on construction activity (including related supply chain and labor shortages and their effects on construction schedules and timing); the effect on our customers’ demand for our DIRTT solutions; our ability to manufacture and sell our products; and the ability of our customers to pay for our products. For example, while many of our products support life sustaining activities and essential construction, we, and certain of our customers or suppliers, may be impacted by state or provincial actions, orders and policies regarding the COVID-19 pandemic, including temporary closures of non-life sustaining businesses, shelter-in-place orders, and travel, social distancing and quarantine policies, the implementation and enforcement of which may vary by individual jurisdictions. On September 9, 2021, President Biden issued executive orders establishing new vaccination requirements applicable to U.S. federal workers and contractors, large employers and healthcare workers. Subject to limited exceptions, U.S. employees of federal contractors are required to be fully vaccinated against COVID-19 by January 18, 2022. As a federal contractor, we are subject to the executive order and have implemented mandatory vaccination rules for all U.S. employees and subcontractors to satisfy the requirements by January 18, 2022. Further, additional vaccine mandates may be announced in jurisdictions in which our businesses operate. Our implementation of these rules may result in attrition, including attrition of skilled labor, and difficulty securing future labor needs. Additionally, our implementation of these rules may impact our ability to maintain satisfactory arrangements with third-party vendors and service providers, to the extent they are subject to the vaccination requirements and they or their employees are unable or unwilling to comply. Any of the foregoing events could have a material adverse effect on our business, liquidity or results of operations.

The shareholder meeting requisition notice delivered by 22NW Fund could cause us to incur substantial costs, disrupt our operations and strategy, divert the Board and management’s attention, or have other material adverse effects on us.

On November 17, 2021, 22NW Fund took steps to requisition a special meeting of the Company’s shareholders in order to remove six of the independent directors of the Company and replace them with hand-picked nominees of Mr. Aron English of 22NW Fund. See “Recent Developments”. In public filings by 22NW Fund, no compelling rationale has been provided for such actions, and therefore the intentions of 22NW Fund may not be aligned with the interests of our other shareholders. Responding to such actions may be costly and time-consuming, disrupt our operations and strategy, and divert the attention of the Board and our management team from running our business, executing our strategic plan and maximizing performance for our shareholders. In addition, the uncertainty arising from the shareholder requisition could lead to the perception of a change in the direction of our business or instability with our Distribution Partners, clients, suppliers or customers, which may be exploited by our competitors, and may result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel and business partners, any of which could materially and adversely affect our business and operating results. Moreover, the results of the requisition could impact the strategic direction of the Company in a manner that is adverse to our business and operating results.

Risks Relating to our Debentures and Common Shares

We may not be able to make interest and principal payments on the Debentures on a timely basis or at all.

There is no guarantee that we will have sufficient cash available to make interest and principal payments on the Debentures on a timely basis or at all. The likelihood that purchasers will receive the payments owing to them in connection with the Debentures will be dependent upon our financial health and creditworthiness and our ability to generate revenues. The Debentures will be direct, unsecured obligations of us, effectively subordinated to all of our Senior Indebtedness and other liabilities to the extent of the assets securing such debt and other liabilities. In addition, the Debentures will not be guaranteed by our subsidiaries and will be structurally subordinated to all current and future liabilities of our subsidiaries, including trade payables. This subordination may significantly reduce the possibilities for purchasers of obtaining payment of the amounts owed under the Debentures.

Although we have received conditional approval to list the Offered Securities on the TSX, there is currently no market through which the Debentures may be sold and no guarantee that an active trading market will develop.

We have received conditional approval to list the Offered Securities on the TSX. Listing of the Offered Securities on the TSX will be subject to our fulfillment of all the listing requirements of the TSX on or before February 11, 2022. We have also given notice to the Nasdaq to list the Common Shares issuable on the conversion, redemption and maturity of the Debentures or otherwise issuable pursuant to the Indenture. However, there is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and the availability of trading prices, the liquidity of the securities and the extent of issuer regulation. There can be no assurance that an active trading market will develop for the Debentures after completion of the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

The market price of the Debentures and the Common Shares may be volatile and could be subject to fluctuations.

The market price of the Debentures and the underlying Common Shares may be volatile and subject to wide fluctuations and will be based on a number of factors, including, without limitation: (i) the prevailing interest rates being paid by companies similar to us; (ii) the overall condition of the financial and credit markets; (iii) interest rate volatility; (iv) the markets for similar securities; (v) the financial condition, results of operation and prospects of us; (vi) the publication of earnings estimates for us or other research reports and speculation regarding us in the press or investment community; (vii) changes in the industry in which we operate and competition affecting us; (viii) general market and economic conditions; (ix) the market reaction to the COVID-19 pandemic and its impact on the Company; (x) acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; or (xi) the other risks described or referred to in this short form prospectus and in the documents incorporated by reference herein. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures and the Common Shares.

The volatility may affect the ability of holders of Debentures to sell the Debentures at a favourable price. Additionally, volatility in the market price of the Common Shares may result in greater volatility in the market price of the Debentures than would be expected for non-convertible debt securities.

The Debentures will be subordinated to Senior Indebtedness, and all or a portion of our assets could be unavailable to satisfy the claims of the holders of the Debentures.

The Debentures will be subordinate to our Senior Indebtedness including, without limitation, the RBC Facility and the Leasing Facilities and will rank pari passu with the January 2021 Debentures and all of our other existing and future unsecured debt. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, our assets would be made available to satisfy the obligations of the creditors of such Senior Indebtedness before being available to pay our obligations to the holders of the Debentures. Accordingly, all or a substantial portion of our assets could be unavailable to satisfy the claims of the holders of the Debentures.

Our ability to meet our debt-service requirements will depend on our ability to generate cash in the future, which depends on many factors, including our financial performance, debt-service obligations, our ability to complete acquisitions, dispositions or other transactions, working capital and future capital-expenditure requirements. In addition, our ability to borrow funds in the future and to make payments on outstanding debt will depend on the satisfaction of covenants in then existing credit agreements and other agreements, including the credit agreements governing the RBC Facility and the Leasing Facilities. Under the RBC Facility, if the Net Borrowing Availability is less than $5.0 million, we are subject to a FCCR covenant of 1.10:1 on a trailing twelve month basis. The Company’s Net Borrowing Availability was greater than $5.0 million at September 30, 2021, and as a result it is not subject to the FCCR covenant under the RBC Facility. Additionally, if the FCCR has been below 1.10:1 for the three immediately preceding months, we would be required to maintain a reserve account equal to the aggregate of one year of payments on outstanding loans on the Leasing Facilities. We did not meet the three month FCCR requirement during each quarter in the nine month period ended September 30, 2021 (FCCR of -1.3:1 on a trailing twelve month basis and -2.3:1 for the three month period ended September 30, 2021), which resulted in requiring the restriction of US$2.8 million of cash at September 30, 2021. Should an event of default occur or the Net Borrowing Availability be less than $6.25 million for five consecutive business days, we would enter a cash dominion period whereby our bank accounts would be blocked by RBC and daily balances would set-off any borrowings thereunder and any remaining amounts made available to us.

A further failure to comply with any covenants or obligations under our consolidated indebtedness could result in a default, which, if not cured or waived, could result in the acceleration of the relevant indebtedness. If such indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. There can also be no assurance that we will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. The Indenture governing the Debentures will not prohibit us or our subsidiaries from incurring additional indebtedness, including Senior Indebtedness or unsecured indebtedness, in the future.

The Debentures may be repaid in Common Shares, and such an issuance of Common Shares will dilute the ownership interests of our shareholders and could depress the trading price of our Common Shares.

We may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. We may, at our option, on not more than 60 days’ and not less than 30 days’ prior written notice and subject to any required regulatory approvals, unless an Event of Default has occurred and is continuing, and subject to the satisfaction or waiver of all other conditions specified in the Indenture, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which will mature, together with all accrued and unpaid interest thereon, by issuing and delivering Common Shares to the holders of the Debentures. There is no guarantee that we will be able to repay the outstanding principal amount in cash upon maturity of the Debentures.

We may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts and/or accrued interest thereon at maturity of the Debentures by issuing additional Common Shares. The issuance of additional Common Shares upon conversion of the Debentures may have a dilutive effect on our shareholders and an adverse impact on the price of our Common Shares. In addition, the market’s expectation that conversions may occur could depress the trading price of our Common Shares even in the absence of actual conversions. Moreover, the existence of the Debentures may encourage the short selling of our Common Shares, which could place further downward pressure on the trading price of our Common Shares.

Prevailing yields on similar securities will affect the market price of the Debentures.

Prevailing yields on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

We may be unable to raise the funds necessary to repurchase the Debentures for cash following a Change of Control, or to pay any cash amounts due upon conversion.

We will be required to offer to purchase for cash all outstanding Debentures within 30 days following the occurrence of a Change of Control. However, it is possible that following a Change of Control, we will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See “Description of Debentures – Repurchase upon a Change of Control”. In addition, our ability to purchase the Debentures in such an event may be limited by law, by the Indenture, by the terms of other present or future agreements relating to indebtedness, and agreements that we may enter into in the future which may replace, supplement or amend our future debt. The credit agreements governing the RBC Facility and the Leasing Facilities contain, and future credit agreements or other agreements may contain, provisions that could prohibit the purchase of the Debentures by us in certain circumstances. Our failure to purchase the Debentures would constitute an Event of Default under the Indenture, which might constitute a default under the terms of our other indebtedness at that time.

If a holder of Debentures converts its Debentures in connection with a Change of Control, we may, in certain circumstances, be required to increase the conversion rate, as described under “Description of Debentures – Make Whole Change of Control”. While the increased conversion rate is designed, among other things, to compensate a holder of Debentures for the lost option time value of its Debentures as a result of a Change of Control in certain circumstances, the increased conversion rate amount is only an approximation of such lost value and may not adequately compensate the holder for such loss. In addition, in some circumstances as described under “Description of Debentures – Make Whole Change of Control”, no adjustment will be made.

The Indenture will not contain certain covenant protections, and the limited covenants may not protect your investment.

The Indenture will not restrict our ability to incur additional indebtedness, including Senior Indebtedness, or to mortgage, pledge or charge our properties to secure any indebtedness or liabilities, including Senior Indebtedness. The Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving us.

The Indenture will not contain any covenants or restrictions or otherwise place any meaningful restrictions on our ability to operate our business as management deems appropriate. As a result, your investment in the Debentures may not be as protected as an investment in an instrument that contains some or all of these types of covenants and restrictions.

The Debentures may be redeemed prior to maturity, and your investment in the Debentures may be harmed.

The Debentures may be redeemed by us, in whole or in part from time to time, at our option in certain circumstances, on or after December 31, 2024 and prior to December 31, 2025, at the Redemption Price, provided that the Current Market Price at the time at which notice of redemption is given is at least 125% of the Conversion Price. On or after December 31, 2025 and prior to the Maturity Date, the Debentures may be redeemed by us, in whole or in part from time to time, at our option at the Redemption Price. See “Description of Debentures – Redemption and Purchase”. Our ability to redeem the Debentures may be limited by law, by the Indenture, by the terms of other existing or future agreements relating to our credit facilities and other indebtedness, and agreements that we may enter into in the future which may replace, supplement or amend our future debt.

In the event of certain transactions, the Debentures may be payable in cash and could eliminate or reduce any potential future value of the conversion privilege associated with the Debentures.

In the event of certain reorganizations, arrangements or other transactions involving us, pursuant to the terms of the Indenture, each Debenture will become convertible into securities, cash or property receivable by a holder of Common Shares in such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures and could result in the receipt of illiquid securities and thereby have a material adverse effect on the value of the Debentures. For example, if we were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on future prospects and other factors. See “Description of Debentures – Conversion Privilege”.

We have broad discretion to use the net proceeds from the Offering.

We intend to use the net proceeds of the Offering in the manner described under “Use of Proceeds”. We maintain broad discretion to spend the proceeds in ways that we deem most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Debentures. Our failure to effectively utilize the net proceeds of the Offering could adversely affect our business and, consequently, could adversely affect the price of the Debentures on the open market.

We have negative cash flow from operating activities.

We had negative cash flow from operating activities for the nine months ended September 30, 2021. Continued negative operating cash flow may compromise our ability to make interest and principal payments on the Debentures on a timely basis, or at all, and to execute our strategic plan. Until we are able to generate positive cash flow from operating activities, our ability to finance our operations will be dependent on our cash reserves and available credit facilities and, if required, our ability to obtain additional external financing. Although we anticipate we will have positive cash flow from operating activities in future periods, we cannot guarantee that such future cash flow will be sufficient or that a prolonged recovery from the COVID-19 pandemic, or other changes to our circumstances, will not necessitate additional financial resources to fund our operating activities. To the extent that we have negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund our operating activities.

Holding Debentures will not, in itself, confer any rights with respect to our Common Shares.

Holders of Debentures will not be entitled to any rights with respect to the Common Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Common Shares, other than extraordinary dividends that the Board designates as payable to the holders of the Debentures), but if a holder of Debentures subsequently converts its Debentures into Common Shares, such holder will be subject to all changes affecting the Common Shares. Rights with respect to the Common Shares will arise only if and when the Company delivers Common Shares upon conversion of a Debenture and, to a limited extent, under the conversion rate adjustments applicable to the Debentures. For example, in the event that an amendment is proposed to the Company’s constating documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of Common Shares to a holder, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes in the powers or rights of Common Shares that result from such amendment.

We have historically not paid dividends on our Common Shares.

We have not declared or paid any dividends on Common Shares to date. The declaration and payment of dividends is at the discretion of the Board, taking into account our earnings, capital requirements and financial condition, restrictions on our ability to pay dividends under our credit facilities, and such other factors as the Board considers relevant. The RBC Facility generally limits our ability to pay any dividends or make any other distribution on our outstanding capital shares.

Payments made by us in respect of the Debentures will be made net of any applicable taxes or other required withholdings.

The Indenture will not contain a requirement that we increase the amount of interest or make any other payments to holders of Debentures in the event that we (or the Trustee) are required to deduct or withhold amounts in respect of income or similar taxes on payments of interest or other amounts. All payments made by us in respect of the Debentures will be made net of any applicable taxes or other required withholdings. At present, in reliance on the published administrative position of the CRA, we do not intend to deduct or withhold amounts from such payments to holders of Debentures that, for purposes of the Tax Act, are at the time of payment either (i) resident in Canada, or (ii) not resident in Canada and (A) deal at arm’s length with the Company, and (B) are not deemed under the Tax Act to receive such payments as dividends, but no assurance can be given that the Tax Act, CRA administrative position or other applicable income tax laws will not be changed or interpreted in a manner that may require us to withhold amounts in respect of tax payable on such amounts.

Interest on the Debentures may be subject to Canadian withholding tax.

The Tax Act does not generally impose withholding tax on interest paid or credited to non-residents of Canada with whom the Canadian resident payor deals at arm’s length. However, Canadian withholding tax does apply to payments of “participating debt interest”, which is defined in the Tax Act to include interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion or exchange of the obligation, and a redemption or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an “Excess”).

The deeming rule does not apply in respect of certain “excluded obligations” (as defined in the Tax Act), although it is not clear whether a particular Debenture would qualify as an “excluded obligation”. If a Debenture is not an “excluded obligation”, the issues that arise are whether any such Excess which is deemed to be interest is participating debt interest, and if the Excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

The CRA has confirmed (most recently on August 6, 2020) its previous position that it would not consider the Excess to be participating debt interest, provided that the convertible debenture in question satisfied the requirements of a “standard convertible debenture” (as that term was defined in a letter from the Joint Committee on Taxation of the Canadian Bar Association and the Canadian Institute of Chartered Accountants dated May 10, 2010) and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm’s length for purposes of the Tax Act). The Company believes that the Debentures should generally meet the criteria set forth in the CRA’s statement. However, the application of the CRA’s published guidance to the Debentures is uncertain and there is a risk that the CRA could take the position that amounts paid or payable to a Non-Resident Holder of Debentures on account of interest or any Excess may be subject to Canadian withholding tax at a rate of 25% (subject to any reduction in accordance with any applicable income tax treaty). As noted under “Risks Relating to our Debentures and Common Shares – Payments made by us in respect of the Debenture will be made net of any applicable taxes or other required withholdings”, the Indenture will not contain a requirement that we increase the amount of interest or make any other payments to holders of Debentures in the event that we (or the Trustee) are required to deduct or withhold amounts in respect of income or similar taxes on payments of interest or other amounts. All payments made by us in respect of the Debentures will be made net of any applicable taxes or other required withholdings.

The Debentures and the Common Shares may not continue to be qualified investments under relevant Canadian tax laws.

There can be no assurance that the Debentures and the Common Shares will continue to be qualified investments under relevant Canadian tax laws for trusts governed by Registered Plans and DPSPs (except, in the case of the Debentures, a DPSP to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution). The Tax Act imposes penalties for the acquisition or holding of non-qualified or prohibited investments.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the Debentures offered hereby will be passed upon on our behalf by Bennett Jones LLP, Calgary, Alberta and on behalf of the Underwriters by Goodmans, LLP, Toronto, Ontario. Certain legal matters relating to United States law will be passed upon on our behalf by Vinson & Elkins LLP, Dallas, Texas, and on behalf of the Underwriters by Dorsey & Whitney LLP, Toronto, Ontario.

As of the date hereof, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities, the partners and associates of Goodmans LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities, the partners and associates of Vinson & Elkins L.L.P., as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities, and the partners and associates of Dorsey & Whitney LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Michael Ford, Shauna King, Todd W. Lillibridge, James A. Lynch, Kevin O’Meara and Diana Rhoten are directors of DIRTT who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP as their agent for service of process in Canada at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

Our independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has issued an independent auditor’s report dated February 24, 2021 in respect of our Annual Financial Statements. PricewaterhouseCoopers LLP has advised that they are independent with respect to DIRTT within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the United States Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and the registrar for our Common Shares in Canada is Computershare Trust Company of Canada located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and, in the United States is Computershare Trust Company, National Association located at 1011-250 Royall Street, Canton, Massachusetts, USA 02021.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Under the Indenture, an original purchaser of Debentures under the Canadian Offering will have a contractual right of action against us for rescission following the issuance of Common Shares to such purchaser upon conversion of the Debentures in accordance with the terms of the Indenture. The contractual right of rescission will entitle original purchasers of Debentures under the Canadian Offering to receive from us, upon surrender of the Common Shares issued upon conversion, the amount paid for the Debentures if this short form prospectus (including the documents incorporated by reference herein) and any amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the closing of the Offering. This contractual right of rescission will be consistent with the statutory right of recession described above and is in addition to any right or remedy available to original purchasers of Debentures under the Canadian Offering under the securities legislation of certain provinces of Canada or otherwise at law. See “Description of Debentures”.

In an offering of convertible debentures such as the Debentures, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible debenture is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser of Debentures under the Canadian Offering pays additional amounts upon conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser of Debentures under the Canadian Offering should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF DIRTT ENVIRONMENTAL SOLUTIONS LTD.

Dated: November 26, 2021

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

(signed) “Kevin O’Meara” President and Chief Executive Officer	(signed) “Geoffrey D. Krause” Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Todd Lillibridge” Director	(signed) “Shauna King” Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: November 26, 2021

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

NATIONAL BANK FINANCIAL INC.

(signed) “Petar Zelic”

RAYMOND JAMES LTD.

(signed) “Jimmy Leung”

PARADIGM CAPITAL INC.

(signed) “Kevin O’Flaherty”

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